Exhibit 2.1

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. Double asterisks denote omissions.

Execution Copy
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AGREEMENT AND PLAN OF MERGER
among:
THE MEDICINES COMPANY,
a Delaware corporation;
NAPA ACQUISITION CORP.
a Delaware Corporation;
TENAXIS MEDICAL, INC.,
a Delaware corporation;

and

FORTIS ADVISORS LLC
as Securityholders’ Representative

______________________

Dated as of April 21, 2014
______________________

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3.24	Legal Proceedings; Orders	40
3.25	Regulatory Compliance	41
3.26	Company Action	42
3.27	Anti-Takeover Provisions	42
3.28	Finder’s Fee	43
3.29	Certain Payments	43
3.30	OFAC	43
3.31	Product Liability	44
3.32	Customers; Distributors	44
3.33	Powers of Attorney	44
3.34	Discussions with Other Persons	44
3.35	Officers and Directors	44
3.36	Disclosures	44
SECTION 4. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		45
4.1	Due Organization	45
4.2	Non-Contravention; Consents	45
4.3	Financing	45
4.4	Merger Sub	46
4.5	Legal Proceeding	46
4.6	Authority; Binding Nature of Agreement	46
SECTION 5. CERTAIN COVENANTS OF THE COMPANY		46
5.1	Access and Investigation	46
5.2	Operation of the Company’s Business	46
5.3	Notification	49
5.4	No Negotiation	49
5.5	Company Stockholder Approval	50
5.6	Releases	51
5.7	FIRPTA Matters	51
5.8	Termination of 401(k) Plans	51
5.9	Tax Matter Covenants	51
SECTION 6. ADDITIONAL COVENANTS OF THE PARTIES		51
6.1	Filings and Consents; Additional Agreements	51
6.2	Transfer of Regulatory Approvals	52
6.3	Standards to Achieve Milestone Approvals; Acceleration of Contingent Consideration; Failure to Supply; Progress Reports; Audit Right	52
6.4	Public Announcements	54
6.5	Cooperation on Tax Matters	54
6.6	Company Directors and Officers	55
6.7	Employee Benefits	56
6.8	Name Change	57
SECTION 7. CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB		57
7.1	Accuracy of Representations	57
7.2	Performance of Covenants	57
7.3	No Material Adverse Effect	57
7.4	Stockholder Approval	57
7.5	Consents	58
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7.6	Employments	58
7.7	Consulting Agreement	58
7.8	Non-Competition Agreements	58
7.9	Agreements and Documents	58
7.10	No Restraints	59
7.11	No Other Litigation	59
7.12	FIRPTA Compliance	59
7.13	Termination of All Company Options and Other Company Capital Stock Purchase Rights	59
7.14	Termination of Company Plans	59
SECTION 8. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY		60
8.1	Accuracy of Representations	60
8.2	Payment of Initial Consideration	60
8.3	Performance of Covenants	60
8.4	Documents	60
8.5	No Restraints	60
SECTION 9. TERMINATION		60
9.1	Termination Events	60
9.2	Termination Procedures	61
9.3	Effect of Termination	62
SECTION 10. INDEMNIFICATION		62
10.1	Survival of Representations	62
10.2	Indemnification by Company Securityholders	63
10.3	Limitations	64
10.4	No Contribution	65
10.5	Defense of Third Party Claims	65
10.6	Indemnification Claims	66
SECTION 11. MISCELLANEOUS PROVISIONS		67
11.1	Securityholders’ Representative	67
11.2	Further Assurances	69
11.3	Fees and Expenses	69
11.4	Notices	69
11.5	Time of the Essence	70
11.6	Headings	71
11.7	Counterparts	71
11.8	Governing Law; Jurisdiction; No Jury Trial	71

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11.9	Successors and Assigns	72
11.10	Remedies Cumulative; Specific Performance	72
11.11	Waiver	72
11.12	Amendments	72
11.13	Severability	72
11.14	Parties in Interest	73
11.15	Entire Agreement	73
11.16	Construction	73

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EXHIBITS

Exhibit A -	Certain Definitions
Exhibit B -	Form of Escrow Agreement
Exhibit C -	[**] Patent Assignment
Exhibit D -	Form of General Release by Officers and Directors
Exhibit E -	List of Employees to Accept Employment Offer
Exhibit F -	Form of Consulting Agreement for Ronald Dieck
Exhibit G -	Form of Non-Competition Agreement for Management Stockholders
Exhibit H -	Form of Legal Opinion
Exhibit I -	Form of Securityholders’ Representative Agreement

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SCHEDULES

Section 2.9	Working Capital Example
Section 3.1	Due Organization Section
Section 3.3	Capitalization Section
Section 3.5	Non-Contravention; Consents Section
Section 3.7	Absence of Changes Section
Section 3.9	Title to Assets Section
Section 3.10	Bank Accounts; Receivables
Section 3.11	Inventory
Section 3.12	Equipment; Leasehold
Section 3.13	Intellectual Property
Section 3.14	Contracts
Section 3.16	Compliance With Requirements
Section 3.17	Governmental Authorizations
Section 3.20	Employee and Labor Matters; Benefit Company Plans
Section 3.21	Environmental Matters
Section 3.22	Insurance
Section 3.23	Related Party Transactions
Section 3.24	Legal Proceedings; Orders
Section 3.25	Regulatory Compliance
Section 3.28	Leerink Swann Finder's Fees
Section 3.32	Customers; Distributors
Section 3.33	Powers of Attorney
Section 3.35	Officers and Directors
Section 6.6	Company Directors and Officers Indemnification

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AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of April 21, 2014, by and among: THE MEDICINES COMPANY, a Delaware corporation (“Parent”); NAPA ACQUISITION CORP., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”); TENAXIS MEDICAL, INC., a Delaware corporation (the “Company”); and FORTIS ADVISORS LLC, or its successors, as the Securityholders’ Representative (the “Securityholders’ Representative”). Certain other capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS
WHEREAS, the Boards of Directors of each of Parent, Merger Sub, and the Company deem it advisable and in the best interests of their respective corporations and stockholders that Merger Sub merge with and into the Company (the “Merger”).
WHEREAS, the Board of Directors of the Company (i) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement, and (ii) has determined to recommend that the stockholders of the Company adopt this Agreement.
WHEREAS, the Board of Directors of Merger Sub has approved this Agreement and the Merger.
NOW, THEREFORE, in consideration of the premises, and the covenants, promises, representations and warranties set forth herein, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the parties), intending to be legally bound hereby, the parties agree as follows:
SECTION 1.

DESCRIPTION OF MERGER
1.1 Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) as a wholly-owned subsidiary of Parent.
1.2 Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and in the applicable provisions of the Delaware General Corporation Law (the “DGCL”).
1.3 Closing; Effective Time. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Gibbons P.C., One Gateway Center, Newark, NJ 07102, at 2:00 p.m. Eastern Standard Time on the date on which the conditions set forth in Sections 7 and 8 have been satisfied or waived, or such other time as may be mutually agreed upon by Parent and Company. The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.” Contemporaneously with or as promptly as practicable after the Closing, Parent shall file a properly executed certificate of merger conforming to the requirements of the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware. The Merger shall become effective upon the acceptance and filing of the Certificate of Merger with the Secretary of State of the State of Delaware or such other date and time as may be mutually agreed by Parent and the Company and included in the Certificate of Merger (the “Effective Time”).
1.4 Certificate of Incorporation and Bylaws; Directors and Officers
At the Effective Time:

(a) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time;
(b) the Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time; and
(c) the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation immediately after the Effective Time.

SECTION 2.
MERGER CONSIDERATION; CONVERSION OF SHARES
2.1 Merger Consideration
(a) The Initial Consideration shall be payable at Closing in the manner set forth in Sections 2.2 and 2.3.
(b) Subject to the limitations, adjustments and procedures set forth in this Section 2 and in Section 6.3, up to One Hundred and Twelve Million Dollars ($112,000,000) (the “Contingent Consideration”) in non-recurring payments shall be payable following the Closing in the manner set forth in Sections 2.2 and 2.3 upon achieving on or prior to [**] (the “Contingent Consideration Period”) (i) the Milestone Approvals set forth in Section 2.1(b)(i) and (ii) (except as otherwise limited by Section 6.3(a)) (the Contingent Consideration so payable, the “Regulatory Contingent Consideration”) and/or (ii) the aggregate Net Sales set forth in Section 2.1(b)(iii), (iv), (v) and (vi). Parent shall provide written notice to the Securityholders’ Representative and make a payment of Contingent Consideration to the Paying Agent in the manner set forth in Section 2.5 within fifteen (15) days following (x) the achievement by the Company of a Milestone Approval set forth below and/or (y) the achievement of the Net Sales set forth below, as applicable. For the avoidance of doubt, no payment described below may become payable more than once.

(i)[**] ($[**]) shall be paid when the Company receives [**];

(ii)	Up to [**] ($[**]) shall be paid as follows:

(x) [**] ($[**]) shall be paid when the Company receives [**];
(y) [**] ($[**]) shall be paid when the Company receives [**]; and
(z) [**] ($[**]) shall be paid when the Company receives [**];

(iii)     [**] Dollars ($[**]) shall be paid when aggregate Net Sales exceed [**] Dollars ($[**]) during any consecutive twelve-month period (a “Revenue Measurement Period”);
(iv)     [**] Dollars ($[**]) shall be paid when aggregate Net Sales exceed [**] ($[**]) during any Revenue Measurement Period;
(v)     [**] Dollars ($[**]) shall be paid when aggregate Net Sales exceed [**] ($[**]) during any Revenue Measurement Period; and
(vi)     [**] Dollars ($[**]) shall be paid when aggregate Net Sales exceed [**] ($[**]) during any Revenue Measurement Period.

2.2 Conversion of Shares
At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Company Stockholder:
(a) any shares of Company Capital Stock then held by the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;
(b) each share of Company Series D Preferred Stock shall cease to be an existing and issued share and be converted, by virtue of the Merger and without any action on the part of the holders thereof, into the right to receive (i) (x) $[**] (as adjusted for recapitalizations, stock splits and the like) plus (y) the Per Share Initial Consideration, in cash payable to the holder thereof, without interest, upon the surrender of the certificate representing such shares in accordance with the terms hereof and in the manner provided herein and subject to the deposits into the Escrow Funds and Representative Reimbursement Fund as provided in Section 2.6(a), (ii) the Per Share Adjustment Amount, if any, in cash payable to the holder thereof, without interest, and (iii) the Per Share Contingent Consideration, in cash payable to the holder thereof, without interest, upon and to the extent of the Contingent Consideration becoming payable in accordance with Sections 2.1(b) or 6.3(b) and subject to the deposit into the Escrow Fund to the extent required in Section 2.6(b);

(c) each share of Company Capital Stock other than Company Series D Preferred Stock issued and outstanding immediately prior to the Effective Time (except for any Dissenting Shares), shall cease to be an existing and issued share and be converted, by virtue of the Merger and without any action on the part of the holders thereof, into the right to receive (i) the Per Share Initial Consideration, in cash payable to the holder thereof, without interest, upon the surrender of the certificate representing such shares in accordance with the terms hereof and in the manner provided herein and subject to the deposits into the Escrow Funds and Representative Reimbursement Fund as provided in Section 2.6(a), (ii) the Per Share Adjustment Amount, if any, in cash payable to the holder thereof, without interest, and (iii) the Per Share Contingent Consideration, in cash payable to the holder thereof, without interest, upon and to the extent of the Contingent Consideration becoming payable in accordance with Sections 2.1(b) or 6.3(b) and subject to the deposit into the Escrow Fund to the extent required in Section 2.6(b).

2.3 Company Options; Company Warrants
(a) The Company will take all reasonably necessary and appropriate actions so that each Company Option to purchase shares granted pursuant to option agreements or otherwise, whether vested or unvested (the “Existing Cash-Out Stock Option”) that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, become fully vested and be converted into the right to receive (i) at the Effective Time, an amount (the “Option Cash-Out Amount”), payable in cash, equal to the product obtained by multiplying (x) the total number of shares subject to such Existing Cash-Out

Stock Option, with (y) the excess, if any, of the amount of the Per Share Initial Consideration over the exercise price per share of the shares subject to the Existing Cash-Out Stock Option (subject to the deposits into the Escrow Funds and Representative Reimbursement Fund as provided in Section 2.6(a)); (ii) the Per Share Adjustment Amount, if any, multiplied by the total number of shares subject to such Existing Cash-Out Stock Option, in cash payable to the holder thereof, without interest, and (iii) the Per Share Contingent Consideration, relating to Contingent Consideration paid within five (5) years following the Closing Date, multiplied by the total number of shares subject to such Existing Cash-Out Stock Option, in cash payable to the holder thereof, without interest, upon and to the extent of the Contingent Consideration becoming payable in accordance with Sections 2.1(b) or 6.3(b) and subject to the deposit into the Escrow Fund to the extent required in Section 2.6(b).
(b) The Company will take all necessary and appropriate actions so that each Company Warrant, whether vested or unvested, with an exercise price per share less than the Per Share Initial Consideration (the “Existing Cash-Out Warrant”) that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, become fully vested and be converted into the right to receive (i) at the Effective Time, an amount (the “Warrant Cash-Out Amount”), payable in cash, equal to the product obtained by multiplying (x) the total number of shares subject to such Existing Cash-Out Warrant, with (y) the excess of the amount of the Per Share Initial Consideration over the exercise price per share of the shares subject to the Existing Cash-Out Warrant (subject to the deposits into the Escrow Funds and Representative Reimbursement Fund as provided in Section 2.6(a)); (ii) the Per Share Adjustment Amount, if any, multiplied by the total number of shares subject to such Existing Cash-Out Warrant, in cash payable to the holder thereof, without interest, in accordance with Section 2.9(f), and (iii) the Per Share Contingent Consideration multiplied by the total number of shares subject to such Existing Cash-Out Warrant, in cash payable to the holder thereof, without interest, upon and to the extent of the Contingent Consideration becoming payable in accordance with Sections 2.1(b) or 6.3(b) and subject to the deposit into the Escrow Fund to the extent required in Section 2.6(b).
(c) No option, warrant or similar right to purchase any Company Capital Stock shall be assumed and/or substituted by Parent, Merger Sub or the Surviving Corporation, and all Company Options and Company Warrants not entitled to any payments under Section 2.3(a) or (b), as applicable, will be automatically cancelled without any consideration and shall not be included in the calculation of Outstanding Shares. Prior to the Effective Time, and subject to the reasonable review and reasonable approval of Parent, the Company shall take all actions necessary to effect (i) the transactions contemplated by this Section 2.3 under applicable law, the Company Option Plan, all Company Option agreements, Company Warrant agreements and any other plan or arrangement of the Company (whether written or oral, formal or informal), including delivering all notices required thereby and (ii) the termination of the Company Option Plan.

2.4 Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall automatically be canceled and extinguished and shall cease to exist, and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time (each a “Company Stock Certificate”) shall cease to have any rights as stockholders of the Company, and (b) the stock transfer books of the Company shall be closed with respect to all shares of such Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid Company Stock Certificate is presented to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 2.5.
2.5 Deposit and Disbursement of Merger Consideration; Surrender of Certificates
(a) At the Closing, Parent shall deposit, or shall cause to be deposited, with the Paying Agent (i) the Initial Consideration, (ii) the Company Indebtedness, (iii) the Company Merger Costs and (iv) the Change of Control Expenses, in each case, as set forth in the Merger Consideration Spreadsheet. Parent shall further deposit with the Paying Agent any amount which is due and payable in accordance with Section 2.9(f). Parent shall deposit the Contingent Consideration when such payment is due and payable, less any deposits required to be made into the Escrow Fund under Section 2.6(b), which deposit shall, subject to Section 2.6(f), be remitted to the Paying Agent upon and to the extent of a release thereof. The cash so deposited with the Paying Agent is referred to as the “Payment Fund.”
(b) Parent shall instruct the Paying Agent to pay at Closing (i) the Company Merger Costs and Change of Control Expenses payable at Closing and (ii) the Company Indebtedness, in each case to the Persons to whom such amounts are owed in accordance with the Merger Consideration Spreadsheet to be provided under Section 2.8.
(c) Promptly after the Effective Time, and in any event within two (2) business days thereafter, Parent shall instruct the Paying Agent to mail a letter of transmittal in customary form, as reasonably approved by the Company (a “Letter of Transmittal”) to each Company Stockholder, together with instructions for use in effecting the surrender of Company Stock Certificates for the Merger Consideration payable pursuant to Section 2.2. Upon the Company Stockholder’s delivery to the Paying Agent, of a Company Stock Certificate (or an affidavit of loss as described below), together with a duly executed Letter of Transmittal and such other documents as the Parent and the Paying Agent may reasonably request, the Paying Agent shall (i) promptly pay to such Company Stockholder the amount such Company Stockholder is entitled to receive pursuant to Section 2.2, (ii) upon receipt of any payment of Contingent Consideration from the Company, promptly pay to such Company Stockholder the amount such Company Stockholder is entitled to receive pursuant to Section 2.2, and (iii) upon receipt of any Escrow Fund or Representative Reimbursement Fund from the Escrow Agent, promptly pay to such Company Stockholder the amount of Escrow Fund or Representative Reimbursement Fund, as applicable, such holder is entitled to receive pursuant to Section 2.2. The Company Stock Certificate so surrendered shall forthwith be canceled. From and after the Effective Time, each Company Stock Certificate shall be deemed to represent only the right to receive the Merger Consideration payable pursuant to Section 2.2, and the holder of each such Company Stock Certificate shall cease to have any rights with respect to the Company Capital Stock formerly represented thereby.
(d) The Paying Agent shall also mail a Letter of Transmittal to each holder of Existing Cash-Out Stock Options and Existing Cash-Out Warrants, and upon delivery of a duly executed Letter of Transmittal, the Paying Agent shall (i) promptly pay to each holder of Existing Cash-Out Stock Options and Existing Cash-Out Warrants the Option Cash-Out Amount and the Warrant Cash-Out Amount, as applicable, payable under Section 2.3, (ii) upon receipt of any payment of Contingent Consideration from the Company, promptly pay to such holders of Existing Cash-Out Stock Options and Existing Cash-Out Warrants the amount such holders are entitled to receive pursuant to Section 2.3, and (iii) upon receipt of any Escrow Fund or Representative Reimbursement Fund, as applicable, from the Escrow Agent, promptly pay to such holders the balance of the Option Cash-Out Amount and the Warrant Cash-Out Amount, as applicable, payable under Section 2.3.
(e) Parent, the Surviving Corporation and, if applicable, the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration payable pursuant to Section 2.2 and 2.3 with respect to Company Capital Stock, Company Options or Company Warrants, as applicable, such amounts as Parent or the Surviving Corporation are required to deduct or withhold therefrom under the Code or under any state local or foreign Tax law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
(f) If applicable, any portion of the Payment Fund that remains undistributed by the Paying Agent to Company Stockholders, Company Option Holders or Company Warrant Holders as of the date that is 180 days after (i) the Closing Date, (ii) the payment of Contingent Consideration, or (iii) the release of any portion of the Escrow Funds or Representative Reimbursement Fund by the Escrow Agent to the Paying Agent, as applicable, shall be delivered to Parent upon demand, and any Company Stockholders, Company Option Holders or Company Warrant Holders who have not received their payments, shall thereafter look only to Parent for satisfaction of their claims for the Merger Consideration payable pursuant to Sections 2.2 and 2.3, as applicable.
(g) As of the Effective Time, the stock transfer books of the Company shall be closed and there shall not be any further registration of transfers of Company Capital Stock thereafter on the records of the Company. If, after the Effective Time, Company Stock Certificates are presented to Parent, the Surviving Corporation or, if applicable, the Paying Agent, they shall be canceled and exchanged as provided in this Section 2.5. No interest shall accrue or be paid on any Merger Consideration payable upon the surrender of a Company Stock Certificate.
(h) In the event any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the payment of any consideration payable pursuant to Section 2.2, with respect to the Company Capital Stock previously represented by such Company Stock Certificate, require the Person claiming such Company Stock Certificate to be lost, stolen or destroyed to provide an appropriate affidavit as indemnity against any claim that may be made against it, the Surviving Corporation or the Paying Agent with respect to such Company Stock Certificate.
(i) Notwithstanding anything in this Agreement to the contrary, none of the Paying Agent, Parent or the Surviving Corporation shall be liable to any holder of a Company Stock Certificate or to any other Person for any amount paid to a public official pursuant to applicable abandoned property laws, escheat law or similar Legal Requirement. Any portion of the Payment Fund remaining unclaimed by holders of Company Stock Certificates three (3) years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Body and any portion of the Escrow Fund that remains undistributed three (3) years after the deposit by the Escrow Agent of such amount with the Paying Agent (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Body) shall, to the extent permitted by applicable Legal Requirements, become the property of Parent.
2.6 Escrow and Release from Escrow of Merger Consideration
(a) At the Closing Parent shall:
(i) out of the proceeds otherwise payable at the Effective Time to each Company Securityholder pursuant to Sections 2.2 and 2.3 deposit, on behalf of such Company Securityholder, such Company Securityholder’s Initial Pro Rata Portion of Five Million Four Hundred Thousand Dollars ($5,400,000) of the Initial Consideration in an escrow account (the “General Escrow Fund”) to be administered and held exclusively by Wells Fargo Bank, National Association (the “Escrow Agent”) for 18 months following the Closing (the “General Escrow Period”) pursuant to the terms of an escrow agreement substantially in the form of Exhibit B (the “Escrow Agreement”);
(ii) out of the proceeds otherwise payable at the Effective Time to each Company Securityholder pursuant to Sections 2.2 and 2.3 deposit, on behalf of such Company Securityholder, such Company Securityholder’s Initial Pro Rata Portion of an amount equal to 200% of the Initial Consideration payable otherwise to any Company Stockholder who exercised, or, at the time of Closing, is eligible to exercise, appraisal rights, or, if applicable, dissenters’ rights, within thirty (30) days after the Company’s mailing of a notice under Section 262 of the DGCL, and if applicable, Chapter 13 of the CCC to the Company Stockholders in a separately designated escrow account (the “Appraisal Right Escrow Fund”), to be administered and held exclusively by the Escrow Agent (A), with respect to exercised appraisal rights or dissenters’ rights, until final non-appealable adjudication of such appraisal rights or dissenters’s rights, and (B), with respect to appraisal rights or dissenters’ rights not exercised at Closing but eligible to be exercises, until such appraisal rights or dissenters’ rights have expired without being exercised (the “Appraisal Rights Escrow Period”), in each case pursuant to the provisions of the Escrow Agreement;
(iii) out of the proceeds otherwise payable at the Effective Time to each Company Securityholder pursuant to Sections 2.2 and 2.3 deposit, on behalf of each Company Securityholder, such Company Securityholder’s Initial Pro Rata Portion of $[**] of the Initial Consideration in a separately designated escrow account (the “Company Merger Costs and Change of Control Expenses Escrow Fund”, and together with the General Escrow Fund and the Appraisal Right Escrow Fund, the “Escrow Funds”), to be administered and held exclusively by the Escrow Agent until the Final Working Capital Amount has been determined in accordance with Section 2.9(e) (the “Costs and Expenses Escrow Period”) pursuant to the provisions of the Escrow Agreement; and
(iv) out of the proceeds otherwise payable at the Effective Time to each Company Securityholder pursuant to Sections 2.2 and 2.3 deposit, on behalf of each Company Securityholder, such Company Securityholder’s Initial Pro Rata Portion of $[**] of the Initial Consideration in a separately designated escrow account (the “Representative Reimbursement Fund”), to be administered and held exclusively by the Escrow Agent pursuant to the provisions of Section 11.1 hereof, the Securityholders’ Representative Agreement and the Escrow Agreement. The Parties acknowledge that the terms “Escrow Funds” or “Escrow Fund” as used herein shall not include or refer to the Representative Reimbursement Fund
(b) Upon the making of any payment of Contingent Consideration within the General Escrow Period out of the proceeds otherwise distributable at such time to each Company Securityholder pursuant to Sections 2.2 and 2.3 Parent shall deposit, on each Company Securityholder’s behalf, such Company Securityholder’s Contingent Pro Rata Portion of [**] percent ([**]%) of such payment of Contingent Consideration with the Escrow Agent. Such deposit shall constitute an additional escrow amount as part of the General Escrow Fund.
(c) The General Escrow Fund shall be held in the name of the Escrow Agent as collateral to secure the rights of the Parent Indemnitees under Section 10.2(a)(i) to (vii) hereof for the General Escrow Period and any remaining portion thereafter released to the Paying Agent, subject to Section 2.6(g), for disbursement to the Company Securityholders as set forth in the Merger Consideration Spreadsheet.
(d) The Appraisal Right Escrow Fund shall be held by the Escrow Agent as collateral to secure the rights of the Parent Indemnitees in connection with any Appraisal Rights Indemnification Liability under Section 10.2(a)(iv) for the Appraisal Rights Escrow Period and any remaining portion thereafter released to the Paying Agent, subject to Section 2.6(g), for disbursement to the Company Securityholders as set forth in the Merger Consideration Spreadsheet.

(e) The Company Merger Costs and Change of Control Expenses Escrow Fund shall be held by the Escrow Agent as collateral to secure the rights of the Parent Indemnitees in connection with any Company Merger Costs and Change of Control Expenses not paid as of the Closing (as set forth in the Merger Consideration Spreadsheet) under Section 10.2(a)(v) and (vi) for the Costs and Expenses Escrow Period and any remaining portion thereafter released to the Paying Agent, subject to Section 2.6(g), for disbursement to the Company Securityholders as set forth in the Merger Consideration Spreadsheet.
(f) The Representative Reimbursement Fund shall be held by the Escrow Agent as collateral to secure the rights of the Securityholders’ Representative under Section 11.1 hereof for the Contingent Consideration Period (or such later date as is reasonably determined by the Securityholders’ Representative), and any remaining portions thereafter will be released by the Escrow Agent to the Paying Agent.
(g) If on or prior to the expiration of the General Escrow Period, the Appraisal Escrow Period or the Costs and Expenses Escrow Period, as applicable, any Parent Indemnitee has made an Indemnification Demand containing a claim which has not been resolved in accordance with Section 10 and the Escrow Agreement, the Escrow Agent shall retain in the applicable Escrow Fund having an aggregate value equal to the Asserted Damages Amount or contested portion of the Asserted Damages Amount, as the case may be, with respect to all claims which have not then been resolved with respect to such Escrow Fund. For purposes of clarity, no Parent Indemnitees shall have any rights to any amounts in the Representative Reimbursement Fund.
(h) In the event that this Agreement is approved by the Company Stockholders, they shall be deemed to have consented to and approved (i) the use of the Escrow Fund as collateral to secure the rights of the Parent Indemnitees under Section 10 in the manner set forth herein and in the Escrow Agreement and (ii) the appointment of the Securityholders’ Representative as the representative under this Agreement and the Escrow Agreement of the Persons receiving Merger Consideration under this Agreement and as the attorney-in-fact and agent for and on behalf of each such Person (other than holders of Dissenting Shares).

2.7 Dissenting Shares
(a) Each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time, the holder of which did not consent to or vote in favor of the approval of this Agreement, the Merger and the other transactions contemplated hereby (or otherwise waive its right to appraisal under Section 262 of the DGCL or, if applicable, dissenters’ rights under Chapter 13 of the California Corporations Code (the “CCC”)) and who has complied with all of the provisions of the DGCL or, if applicable, the CCC, relevant to the exercise of appraisal rights or dissenters’ rights, as applicable, is referred to herein as a “Dissenting Share”.
(b) Notwithstanding anything to the contrary contained in this Agreement, any shares of Company Capital Stock that, as of the Effective Time, are or may become

Dissenting Shares shall not be converted into or represent the right to receive Merger Consideration in accordance with Section 2.2, but rather shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to Section 262 of the DGCL or, if applicable, Chapter 13 of the CCC; provided, however, that if the status of any such shares as Dissenting Shares shall not be perfected, or if any such shares shall lose their status as Dissenting Shares, then, as of the later of the Effective Time or the time of the failure to perfect such status or the loss of such status, such shares shall automatically be converted into and shall represent only the right to receive (upon the surrender of the certificate or certificates representing such shares) Merger Consideration in accordance with Section 2.2.
(c) The Company shall give Parent (i) prompt notice of any demands for appraisal of any Dissenting Shares received by the Company prior to the Effective Time, withdrawals of such demands and any other instruments served pursuant to the DGCL or, if applicable, the CCC, received by the Company, and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand unless Parent shall have consented in writing to such payment or settlement offer, which consent shall not be unreasonably withheld.
2.8 Merger Consideration Spreadsheet
(a) Parent, Paying Agent and the Securityholders’ Representative shall be entitled to rely conclusively on the information set forth in the Merger Consideration Spreadsheet with respect to distribution of the Merger Consideration, and no Person shall have any cause of action against Parent, the Paying Agent or the Securityholders’ Representative for any action taken by Parent, the Paying Agent or the Securityholders’ Representative in accordance with and in reliance upon any such information.
(b) The Company shall deliver to Parent at least two (2) business days prior to the Closing Date a spreadsheet (the “Merger Consideration Spreadsheet”) setting forth:
(i) the name and address of each Company Stockholder, each Company Option Holder and each Company Warrant Holder, (ii) the number of shares and class of Company Capital Stock held by each such Company Stockholder and underlying each Company Option and each Company Warrant, immediately prior to the Effective Time, (iii) the Series D Liquidation Preference Amount payable to each holder of Company Series D Preferred Stock, (iv) the Persons to whom Company Merger Costs and Change of Control Expenses are payable at Closing (and the amounts payable to each such Person), (v) the Persons to whom Company Indebtedness is payable at Closing (and the amounts payable to each such Person), (vi) the respective portion of the aggregate Initial Consideration payable to each Company Stockholder, (vii) the Option Cash-Out Amount payable to each Company Option Holder and the Warrant Cash-Out Amount payable to each Company Warrant Holder, (viii) the respective portion of the aggregate Contingent Consideration, if any, payable to each Company Stockholder, Company Option Holder and Company Warrant Holder, (ix) the amounts at Closing of each of the Escrow Funds set forth in Section 2.6(a)(i), (ii) and (iii) and the Representative Reimbursement Fund set

forth in Section 2.6(a)(iv), as well as the amounts payable into the General Escrow Fund within the General Escrow Period, and (x) each Company Securityholder’s Initial Pro Rata Portion and Contingent Pro Rata Portion.
(c) At the Closing, the Company shall deliver to Parent an updated Merger Consideration Spreadsheet setting forth the final calculations of the amounts due at Closing to each recipient of Initial Consideration, and setting forth a framework for calculating the amounts which shall be due to each recipient of Contingent Consideration, if any, each as calculated in accordance with the provisions of this Section 2.
2.9 Working Capital Adjustment
(a) No later than three (3) business days before the Closing Date, the Company shall provide Parent with a preliminary written estimate of the Working Capital as of the Closing Date, which shall set forth in reasonable detail the Company’s calculation of the Working Capital as of the Closing Date (the “Estimated Working Capital Amount”). The estimate shall be prepared in good faith by the Company and in accordance with this Section 2.9 and GAAP and based on the same accounting principles, policies, practices, procedures, classifications, judgments and estimation methodologies consistent with those used in the preparation of the Company Financial Statements (the “Company Accounting Policies”), but only to the extent such Company Accounting Policies are in accordance with GAAP. For purposes of illustration, a calculation of Working Capital as of the date of the Company Financial Statements using the Company Accounting Policies is set forth in Section 2.9(a) of the Company Disclosure Schedule. If Parent objects to the Estimated Working Capital Amount as calculated by the Company, and provides its own calculations in reasonable detail supporting that the Estimated Working Capital Amount should be at least [**] Dollars ($[**]) less than estimated by the Company, the Company and Parent will work together in good faith to resolve the issues in dispute.
(b) As soon as practicable (and in any event within ninety (90) days) after the Closing Date, Parent shall prepare and deliver to the Securityholders’ Representative a schedule (the “Parent Working Capital Schedule”) which shall set forth in reasonable detail Parent’s calculation of the Working Capital as of the Closing Date (the “Parent Proposed Working Capital Amount”). The Parent Working Capital Schedule shall be prepared in accordance with the Company Accounting Policies (to the extent such Company Accounting Policies are in accordance with GAAP).
(c) Following the delivery of the Parent Working Capital Schedule to the Securityholders’ Representative, Parent shall provide the Securityholders’ Representative and its accountants, at the request of the Securityholders’ Representative, with reasonable access during normal business hours to the books and records of the Surviving Corporation as well as any relevant work papers of Parent, the Company and their accountants generated in preparing the Parent Working Capital Schedule as may reasonably be required for the review of the calculation of the Parent Proposed Working Capital. All fees, costs and expenses of the Securityholders’ Representative relating to the review of the Parent Working Capital Schedule shall be borne by the Company

Securityholders and taken out of the Company Merger Costs and Change of Control Expenses Fund, and all fees, costs and expenses of Parent and the Surviving Corporation relating thereto shall be borne by Parent.
(d) If the Securityholders’ Representative has any objections to the Parent Working Capital Schedule or the Parent Proposed Working Capital set forth therein, it shall deliver to Parent a statement describing its objections with respect thereto (the “Objection Notice”) within thirty (30) days after the Securityholders’ Representative’s receipt of the Parent Working Capital Schedule. The Securityholders’ Representative shall include in the Objection Notice a reasonably detailed calculation of the Working Capital as of the Closing Date as (the “Securityholders’ Representative Proposed Working Capital”), accompanied by a reasonably detailed description of the bases for any variances between the Parent Proposed Working Capital and the Securityholders’ Representative Proposed Working Capital. If the Securityholders’ Representative fails to deliver an Objection Notice, the Parent Proposed Working Capital shall be deemed the Final Working Capital Amount (as defined below). If the Securityholders’ Representative delivers the Objection Notice to Parent, and Parent disagrees with the Securityholders’ Representative’s objection, then Parent and the Securityholders’ Representative will, during the thirty (30) day period following the date of the Objection Notice (the “Resolution Period”), use reasonable best efforts to resolve any such objection themselves, it being understood that the Company Accounting Policies (to the extent such Company Accounting Policies are in accordance with GAAP) to be applied to the resolution of any such objection.
(e) If at the conclusion of the Resolution Period, the parties have not reached an agreement on the Securityholders’ Representative’s objections set forth in any Objection Notice, then all amounts and issues remaining in dispute may, at the election of either party, be submitted by the Securityholders’ Representative or Parent to PricewaterhouseCoopers LLP (the “Neutral Auditor”). The fees and disbursements of the Neutral Auditor shall be borne by Parent and the Securityholders’ Representative on behalf of the Company Securityholders in inverse proportion as they may prevail on the matters resolved by the Neutral Auditor (and, with respect to the Company Stockholders’ portion, be taken out of the Company Merger Costs and Change of Control Expenses Escrow Fund), which proportionate allocation shall be determined by the Neutral Auditor at the time the determination of the Neutral Auditor is rendered pursuant to this Section 2.9(e). The Neutral Auditor shall act as an arbitrator to determine only the issues still in dispute. The Neutral Auditor’s determination shall be set forth in a written statement delivered to Parent and the Securityholders’ Representative and shall be final, binding, conclusive and non-appealable for all purposes under this Agreement. The term “Final Working Capital Amount” shall mean (A) if the Securityholders’ Representative fails to deliver an Objection Notice and within the thirty(30) day period set forth in Section 2.9(d), the Parent Proposed Working Capital Amount, and (B) if the Securityholders’ Representative delivers an Objection Notice within the thirty (30) day period set forth in Section 2.9(d), (X) the definitive Working Capital agreed to by the Securityholders’ Representative and Parent in accordance with Section 2.9(d), or (Y) in the event Parent and Securityholders’ Representative did not agree to a definitive

Working Capital in accordance with Section 2.9(d), the Working Capital resulting from the determination made by the Neutral Auditor in accordance with this Section 2.9(e).

(f) If the Final Working Capital Amount is greater than the Estimated Working Capital Amount, then the amount by which the Final Working Capital Amount exceeds the Estimated Working Capital Amount shall promptly be paid by Parent to the Paying Agent for distribution to the Company Stockholders, Company Option Holders and Company Warrant Holders entitled to receive payments pursuant to Sections 2.2 and
2.3 of this Agreement in proportion to the Contingent Pro Rata Portion for such Company Stockholders, Company Option Holders and Company Warrant Holders under this Agreement.
(g) If the Final Working Capital Amount is less than the Estimated Working Capital Amount, then the amount by which the Estimated Working Capital Amount exceeds the Final Working Capital Amount shall promptly be paid to Parent out of the General Escrow Fund by the Escrow Agent pursuant to Section 10 of this Agreement and the Escrow Agreement.
2.10 Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement and any Related Agreement or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of the Company and otherwise) to take such action.

SECTION 3.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth on a correspondingly numbered section of the Company Disclosure Schedule, which shall be deemed disclosed for purposes of the corresponding numbered section of this Section 3 and the other sections in this Section 3 to the extent reasonably apparent from a reading of such disclosure that it also qualifies or applies to, the Company represents and warrants, as of the date hereof, to and for the benefit of the Parent Indemnitees, as follows:
3.1 Due Organization
(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own, lease and use its assets in the manner in which its assets are currently owned, leased and used and (iii) to perform its obligations under all Company Contracts.
(b) The Company has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, trade name or other name.

(c) The Company is not and has not been required to be qualified, authorized, registered or licensed to do business as a foreign corporation in any jurisdiction other than in the State of California. The Company is in good standing as a foreign corporation in the State of California.
(d) Section 3.1(d) of the Company Disclosure Schedule accurately sets forth (i) the names of the current members of the Company’s board of directors, (ii) the names of the current members of each committee of the Company’s board of directors, and (iii) the names and titles of the Company’s current officers.
(e) The Company does not have, nor has it ever had, any Subsidiaries. The Company does not own any controlling interest in any Entity, and the Company has never owned, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity or other financial interest in, any Entity. The Company has not agreed and is not obligated to make any future investment in or capital contribution to any Entity. The Company has not guaranteed and is not responsible or liable for any obligation of any other Entity. Neither the Company nor any of its stockholders has ever approved, or commenced any proceeding or made any election contemplating, the dissolution or liquidation of the Company’s business or affairs.
3.2 Certificate of Incorporation and Bylaws; Records. The Company has delivered to Parent accurate and complete copies of: (a) the certificate of incorporation and bylaws, including all amendments thereto of the Company; (b) the stock records of the Company; and
(c) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders of the Company, the board of directors of the Company and all committees thereof (the items described in (a) above, collectively, the “Company Constituent Documents”). There has not been any material violation of the Company Constituent Documents, and the Company has not taken any action that is inconsistent in any material respect with the Company Constituent Documents. The books of account, stock records, minute books and other corporate records of the Company are accurate, up-to-date and complete in all material respects, and have been maintained in accordance with applicable Legal Requirements and prudent business practices.
3.3 Capitalization
(a) As of the date of this Agreement, the authorized capital stock of the Company consists of: (i) 40,000,000 shares of Company Common Stock, of which 5,311,843 shares are issued and outstanding as of the date of this Agreement, (ii) 4,781,396 shares of Company Series A Preferred Stock, all of which are issued and outstanding as of the date of this Agreement, (iii) 4,268,784 shares of Company Series B Preferred Stock, all of which are issued and are outstanding as of the date of this Agreement, (iv) 7,870,782 shares of Company Series C Preferred Stock, of which 6,978,698 shares are issued and outstanding as of the date of this Agreement and (v) 4,000,000 shares of Company Series D Preferred Stock, of which 3,094,362 shares are issued and outstanding as of the date of this Agreement. The Company does not hold any shares of Company Common Stock in its treasury.

(b) All of the outstanding shares of Company Capital Stock have been duly authorized, validly issued and are fully paid and nonassessable. Except for any rights, obligations and restrictions of the Company Preferred Stock and the holders thereof, all of which will automatically and fully terminate as a result of the Merger, none of the outstanding shares of Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right, none of the outstanding shares of Company Capital Stock is subject to any right of first refusal in favor of the Company, and there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Capital Stock. The Company is not under any obligation, or is not bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of its Company Capital Stock or other securities and has never repurchased, redeemed or otherwise reacquired any shares of its Company Capital Stock or other securities, except for such repurchases or redemptions of Company Capital Stock from Company employees or founders pursuant to agreements with such employees or founders that were made at the Company’s election and there are no repurchases, redemption or reacquisitions pending.
(c) As of the date of this Agreement, 2,042,027 shares of Company Common Stock are reserved for future issuance pursuant to stock options granted and outstanding under the Company Option Plan. The Company has delivered or Made Available to Parent an accurate and complete record of all Company Options issued by the Company on or prior to the date of this Agreement. The Company has delivered or Made Available to Parent accurate and complete copies of all stock option plans pursuant to which any of the outstanding Company Options were issued, and the forms of all Company Option agreements evidencing the Company Options. The Company has taken such actions required to terminate all outstanding Company Options effectively as of immediately prior to the Effective Time.
(d) As of the date of this Agreement, 2,042,350 shares of Company Common Stock and 781,538 shares of Company Series C Preferred Stock are issuable under the Company Warrants. The Company has delivered or Made Available to Parent an accurate and complete record of all Company Warrants issued by the Company on or prior to the date of this Agreement. The Company has taken such actions required to terminate all outstanding Company Warrants effectively as of immediately prior to the Effective Time. No Company Warrant has ever been amended or modified following its original issuance, whether by the Company or the Company’s board of directors.
(e) All outstanding shares of Company Capital Stock, Company Options, Company Warrants and other securities of the Company have been issued or granted, as applicable, in all material respects in compliance with all applicable federal and state securities laws and other applicable Legal Requirements.
(f) Except as disclosed in Section 3.3(f) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the Company Capital Stock or other securities of the Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the Company Capital Stock or other securities of the Company; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company is or may become obligated to sell or otherwise issue any shares of Company Capital Stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive from the Company any shares of Company Capital Stock or other securities of the Company.
(g) All outstanding Company Capital Stock, Company Options, Company Warrants and other securities of the Company have been issued and granted in all respects in compliance with (i) all applicable federal and state securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts.
3.4 Authority; Binding Nature of Agreement.
(a) Subject to obtaining the requisite approval of the Company Stockholders in accordance with the DGCL and the Company Constituent Documents, the Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and any Related Agreement to which it is a party; and the execution, delivery and performance by the Company of this Agreement and any Related Agreement to which it is a party have been duly authorized by all necessary action on the part of the Company and its board of directors.
(b) Under the DGCL and the Company Constituent Documents, the adoption and approval of this Agreement and the transactions contemplated hereby require no approval of the Company Stockholders or any other Person, other than the affirmative vote of the holders of (i) a majority of the issued and outstanding shares of Company Common Stock and Company Preferred Stock, voting as separate classes on an as converted to Common Stock basis, (ii) a majority of the issued and outstanding shares of Company Preferred Stock, voting as a single class on an as converted to Common Stock basis, (iii) a two-third majority of the issued and outstanding shares of Company Series D Preferred Stock, voting as a single class on an as converted to Common Stock basis, and (iv) a majority of the issued and outstanding shares of Company Common Stock (collectively, the “Minimum Company Stockholder Approval”).

3.5 Non-Contravention; Consents. This Agreement and each Related Agreement to which the Company is a party have been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by the other parties thereto, constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Neither the Company’s (a) execution, delivery or performance of this Agreement or any of the Related Agreements, nor (b) consummation of the Merger or any of the other transactions contemplated by this Agreement or any of the Related

Agreements to which it is a party, will directly or indirectly (with or without notice or lapse of time):
(a) contravene, conflict with or result in a violation of any of the provisions of the Company Constituent Documents;
(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or any of the Related Agreements or to exercise any remedy or obtain any relief under (including the revocation, withdrawal, suspension, cancellation, termination or modification of), any Governmental Authorization , any Legal Requirement or any order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject;
(c) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any material Company Contract, or give any Person the right to (i) declare a default or exercise any remedy under any such material Company Contract, (ii) accelerate the maturity or performance of any such material Company Contract, or (iii) cancel, terminate or modify any such material Company Contract;
(d) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of the Company); or
(e) except as disclosed in Section 3.5(e) of the Company Disclosure Schedule, require any filing by the Company with, notice by the Company to or Consent from any Person is required in connection with (y) the Company’s execution, delivery or performance of this Agreement or any of the Related Agreements, or (z) the consummation by the Company of the Merger or any of the other transactions contemplated by this Agreement or any of the Related Agreements.

3.6 Financial Statements.
(a) The Company has delivered to Parent the audited balance sheets of the Company as of December 31, 2013, and the related statements of operations, statements of stockholders’ equity and statements of cash flows of the Company, together with the related notes (collectively, the “Company Financial Statements”).
(b) The Company Financial Statements are accurate and complete in all material respects and present fairly the financial condition of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby. The Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered. The books of account, minute books and other records of the Company, complete and correct copies of which have been Made Available to Parent, are complete and correct in all material respects.

3.7 Absence of Changes. Except as set forth in Section 3.7 of the Company Disclosure Schedule, since December 31, 2013:
(a) there has not been any adverse change in the Company’s business, condition, assets, liabilities, operations, financial performance, net income or prospects (or in any aspect or portion thereof), and no event has occurred that might have an adverse effect on the Company’s business, condition, assets, liabilities, operations, financial performance, net income or prospects (or on any aspect or portion thereof);
(b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets of the Company (whether or not covered by insurance);
(c) the Company has not declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of its Company Capital Stock, and has not repurchased, redeemed or otherwise reacquired any shares of its Company Capital Stock or other securities;
(d) other than the issuance of Company Common Stock and Series C Preferred Stock upon the exercise of Company Options or Company Warrants, the Company has not sold, issued or authorized the issuance of (i) any Company Capital Stock or other securities of the Company; (ii) any option or right to acquire any Company Capital Stock or any other security of the Company; or (iii) any instrument convertible into or exchangeable for any Company Capital Stock or other security of the Company;
(e) other than in the ordinary course of business and pursuant to a written agreement, which agreements have been made available to Parent, the Company has not amended or waived any of its rights under, or permitted the acceleration of vesting under (i) any provision of any Company Option Plan, (ii) any provision of any agreement evidencing any outstanding Company Option or (iii) any restricted stock purchase agreement;
(f) there has been no amendment to the certificate of incorporation or bylaws of the Company, and the Company has not effected or been a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;
(g) the Company has not purchased or otherwise acquired any asset from any other Person, except for assets acquired by the Company in the ordinary course of business;
(h) the Company has not formed any Subsidiary or acquired any equity interest or other interest in any other Entity;
(i) the Company has not made any capital expenditure which, when added to all other capital expenditures made on behalf of the Company since December 31, 2013, exceeds $50,000;

(j) enter into or become bound by, or permit any of the assets owned or used by the Company to become bound by, any Company Contract that contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value, or the performance of services having a value, in excess of $50,000 for any individual Company Contract, excluding any employment, consulting or advisor contract, or amend or terminate, or waive or exercise any material right or remedy under, any Company Contract;
(k) the Company has not (i) acquired, leased or licensed any right or other asset from any other Person (excluding currently-available, off the shelf software programs that are licensed by Company pursuant to “shrink wrap” licenses), (ii) sold or otherwise disposed of, or leased or licensed, any right or other asset to any other Person, or (iii) waived or relinquished any right, except in the case of each of (i), (ii) or (iii) for immaterial rights or other immaterial assets acquired, leased, licensed or disposed of in the ordinary course of business and consistent with the Company’s past practices;
(l) the Company has not written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness;
(m) the Company has not made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except for pledges of immaterial assets made in the ordinary course of business and consistent with the Company’s past practices;
(n) the Company has not (i) lent money to any Person (other than pursuant to routine travel advances made to employees in the ordinary course of business and consistent with the Company’s past practice), or (ii) incurred or guaranteed any indebtedness for borrowed money;
(o) other than in the ordinary course of business consistent with past practice, the Company has not (i) established or adopted any employee benefit plan, (ii) paid any bonus or made any profit-sharing, incentive compensation or similar payment to, or increased the amount of the wages, salary, bonuses, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees (iii) hired any new employee having an annual salary in excess of $100,000, except for such employees who are at-will and may be terminated without notice or penalty to the Company, or (iv) engaged or retained any individual as an independent contractor except for such individuals whose services arrangement with the Company may be cancelled on 90 days’ notice without penalty to the Company;

(p) the Company has not changed any of its methods of accounting or accounting practices in any respect;
(q) the Company has not made any material Tax election inconsistent with past practice;
(r) the Company has not threatened, commenced or settled any material Legal Proceeding;

(s) the Company has not entered into any transaction or taken any other action outside the ordinary course of business or inconsistent with its past practices, other than entering into this Agreement and the Related Agreements and transactions contemplated hereby and thereby; and
(t) the Company has not agreed to take, or committed to take, any of the actions referred to in clauses “(c)” through “(s)” above.

3.8 Internal Control. The Company maintains internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error.
3.9 Title to Assets.
(a) The Company owns, and has good, valid and marketable title to, all assets purported to be owned by it, including: (i) all assets reflected on the Company Financial Statements; (ii) all inventory and equipment and all of the Company’s rights under any Company Contract; and (iii) all other assets reflected in the Company’s books and records as being owned by the Company. Except as set forth in Section 3.9(a) of the Company Disclosure Schedule, all of such assets are owned by the Company free and clear of any Encumbrances, except for (u) any lien for current Taxes not yet delinquent, (v) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements, (w) liens and encumbrances imposed on the underlying fee interest in Company Leased Real Property, (x) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen to secure claims for labor, materials or supplies and other like liens, and (y) minor liens that have arisen in the ordinary course of business and consistent with past practice that do not (individually or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company. The Company owns or leases or licenses and has the right to use, and after the Closing the Surviving Company will have, all assets needed to conduct its business as currently conducted and as contemplated by the Milestone Approvals.

(b) Section 3.9(b) of the Company Disclosure Schedule identifies all tangible assets of the Company that are being leased or licensed to or by the Company where the annual payments due under any such lease or license exceeds $50,000. All such leases and licenses are valid and enforceable against the parties thereto.

3.10 Bank Accounts; Receivables.
(a) Section 3.10(a) of the Company Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of the Company at any bank or other financial institution, including the name of the bank or financial institution, the account number, the balance as of the date hereof and the names of all individuals authorized to draw on or make withdrawals from such accounts.
(b) Section 3.10(b) of the Company Disclosure Schedule provides an accurate aging of all accounts receivable, notes receivable and other receivables of the Company as of March 31, 2014. All existing accounts receivable of the Company (including those accounts receivable reflected on the Company Financial Statements that have not yet been collected and those accounts receivable that have arisen since December 31, 2013 and have not yet been collected) (i) represent valid obligations of customers of the Company arising from bona fide transactions entered into in the ordinary course of business, and (ii) are current and collectible when due in the ordinary course of business, without any counterclaim or set-off or other legal defense to payment, net of the reserve for uncollectible accounts on the Company Financial Statements.
(c) The Company has no material backlog of customer orders or deliverables under Contracts as of March 31, 2014.
3.11 Inventory. Section 3.11 of the Company Disclosure Schedule provides an accurate and complete breakdown of all inventory of the Company as of March 31, 2014. All of the Company’s existing inventory: (i) is of such quality and quantity as to be usable and saleable by the Company to conduct its business as currently conducted; and (ii) is free of any material defect or deficiency.
3.12 Equipment; Leasehold.
(a) All items of equipment and other tangible assets owned by or leased to the Company (i) are adequate for the uses to which they are being put, (ii) are structurally sound, free of defects and deficiencies and in good condition and repair (ordinary wear and tear excepted) and are maintained in the ordinary course of business at an annual maintenance cost of not more than $50,000, (iii) comply in all respects with, and are being operated and being used in compliance in all material respects with all applicable Legal Requirements, and (iv) are adequate, including adequate manufacturing capacity, for the conduct of the Company’s business in the manner in which such business is currently being conducted. The provisions of this paragraph shall not apply to Company Leased Property.
(b) The Company does not own any real property or any interest in real property. Section 3.12(b) of the Company Disclosure Schedule lists all of the Company’s leasehold interests (the “Company Leased Real Property”). The Company has delivered or Made Available to Parent, prior to the date hereof, true, correct and complete copies of the leases related to the Company Leased Real Property (the “Leases”) and the consent from the landlord for the Company Leased Real Property to the transactions contemplated under this Agreement. The Company Leased Real Property comprises all of the real property from which the business of the Company is principally conducted. All premises leased by the Company are supplied with utilities and other services reasonably necessary for the operation of the Company’s business as currently conducted. The Leases are in full force and effect, are binding and enforceable in accordance with their respective terms, subject to bankruptcy laws and equitable principles, and have not been modified or amended except as indicated in Section 3.12(b) of the Company Disclosure Schedule. All rental and other charges payable pursuant to the terms and conditions of the Leases are currently paid in full, and, other than security deposits and scheduled payments of operating expenses and real estate taxes, no rent has been paid in advance more than 30 days. There are no material defaults by the Company of any agreement, covenant or condition on the part of the Company to be performed or observed pursuant to the terms of any Lease. There are no actions or proceedings pending or, to the Company’s Knowledge, threatened, by the lessor under any Lease against the Company. Except for the security deposits under the Leases, the lessors with respect to the Leases do not hold any deposits for the Company’s accounts on any Lease. There are no material defaults by any lessor under any agreement, covenant or condition to be performed or observed by any lessor pursuant to the terms of the applicable Lease. The current expiration date and remaining options to extend the term of the Leases are as set forth in Section 3.12(b) of the Company Disclosure Schedule. Minimum monthly base rent payable under the Leases are set forth in Section 3.12(b) of the Company Disclosure Schedule.
(c) To the Knowledge of the Company, the use and operation of the Company Leased Real Property by the Company is in compliance in all material respects with, all applicable zoning, land use, building, fire, health, labor, safety and environmental laws and other applicable Legal Requirements. To the Knowledge of the Company, there is no Legal Proceeding pending, or threatened, that challenges or adversely affects, or would challenge or adversely affect, the continuation of the present use or operation of any Company Leased Real Property. To the Knowledge of the Company, there is no existing plan or study by any Governmental Body or by any other Person that challenges or otherwise adversely affects the continuation of the present use or operation of any Company Leased Real Property. There are no subleases, licenses, occupancy agreements or other contractual obligations that grant the right of use or occupancy of any of the Company Leased Real Property to any Person other than the Company, and there is no Person in possession of any of the Company Leased Real Property other than the Company.
3.13 Intellectual Property.
(a) Section 3.13(a) of the Company Disclosure Schedule accurately identifies and describes each proprietary product or service that has been under development or was developed, or has been commercially sold by the Company at any time and any product or service that is currently under development or that is currently commercially sold by the Company.
(b) Section 3.13(b) of the Company Disclosure Schedule accurately identifies (i) each item of Registered IP in which the Company has or purports to have an ownership interest of any nature and the nature of the ownership interest (e.g., exclusively, jointly with another Person, or otherwise); (ii) the jurisdiction in which such item of Registered IP has been applied for, registered or filed and the applicable application, registration or serial number; (iii) any other Person that has an ownership interest in such item of Registered IP and the nature of such ownership interest; and (iv) each product or service identified in Section 3.13(a) of the Company Disclosure Schedule that embodies, utilizes, or is based upon or derived from (or, with respect to products and services under development, that is expected to embody, utilize, or be based upon or derived from) such item of Registered IP. The Company has provided to the Parent complete and accurate copies of all applications among the Registered IP.
(c) Section 3.13(c) of the Company Disclosure Schedule accurately identifies (i) all Registered IP, unregistered trademarks and tradenames licensed to the Company; (ii) the corresponding Contract or Contracts pursuant to which such rights are licensed to the Company; and (iii) whether the license or licenses granted to the Company are exclusive or non-exclusive.

(d) Section 3.13(d) of the Company Disclosure Schedule accurately identifies each Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company IP. Except as set forth in Section 3.13(d) of the Company Disclosure Schedule, the Company is not bound by, and no Company IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company to use, exploit, assert, or enforce any Company IP anywhere in the world.

(e) Section 3.13(e) of the Company Disclosure Schedule contains a complete and accurate list and summary of all royalties, commissions, milestones or similar types of payments payable by the Company to any other Person (other than sales commissions paid to employees according to the Company’s standard commissions plan) upon or for the use, manufacture, sale, maintenance, support or distribution of any product or service or the use of any Company IP.

(f) Section 3.13(f) of the Company Disclosure Schedule lists, and the Company has provided to Parent a complete and accurate copy of, each standard form of Company IP Contract used by the Company, including each standard form of (i) employee agreement containing intellectual property assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision, (ii) consulting or independent contractor agreement, (iii) distribution agreement. Section 3.13(f) of the Company Disclosure Schedule accurately identifies each Company IP Contract (other than confidentiality and nondisclosure agreements) that deviates in any material respect from the corresponding standard form agreement provided to the Parent, including, without limitation, any agreement with an employee, consultant, or independent contractor in which the employee, consultant, or independent contractor expressly reserved or retained rights in any Intellectual Property or Intellectual Property Rights incorporated into or used in connection with any product or service or otherwise related to the Company’s business, research, or development.

(g) The Company exclusively owns all right, title, and interest to and in the Company IP (other than Intellectual Property Rights or Intellectual Property licensed to the Company, as identified in Section 3.13(c) of the Company Disclosure Schedule) free and clear of any Encumbrances (other than the licenses and rights granted pursuant to the Contracts listed in Section 3.13(d) of the Company Disclosure Schedule). Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to establish, perfect and maintain the rights of the Company in the Company IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Body in the United States, and to the Company’s Knowledge, with the appropriate Governmental Body outside the United States.
(ii) Each Person who is or was an employee or contractor of the Company and who is or was involved in the creation or development of any Company IP has signed a valid, enforceable agreement containing an assignment of Intellectual Property Rights to the Company and confidentiality provisions protecting the Company IP. To the Company’s Knowledge, no current or former stockholder, officer, director, Affiliate, or employee of the Company has any claim, right (whether or not currently exercisable), or interest to or in any Company IP. To the Company’s Knowledge, no employee of the Company is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or (b) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality.
(iii) No funding, facilities, or personnel of any Governmental Body or any public or private university, college or other educational or research institution were used, directly or indirectly, to develop or create, in whole or in part, any Company IP.
(iv) The Company has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that the Company holds, or purports to hold, as a trade secret. Without limiting the generality of the foregoing, in addition, no portion of any proprietary information ever used, owned, licensed or developed by the Company has been disclosed or licensed to any escrow agent.
(v) The Company is not now and never was a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the Company to grant or offer to any other Person any license or right to any Company IP.
(vi) The Company owns or otherwise has, and after the Closing the Parent will have, all Intellectual Property Rights needed to conduct its business as currently conducted and, to the Company’s Knowledge, as contemplated by the Milestone Approvals.

(h) All Company IP is subsisting and is valid and enforceable. Without limiting the generality of the foregoing:
(i) The Company has not engaged in patent or copyright misuse or any fraud or inequitable conduct in connection with any Company IP.

(ii) Each U.S. patent application and U.S. patent in which the Company has or purports to have an ownership interest was filed within one year of the first printed publication, public use, or offer for sale of each invention described in the U.S. patent application or U.S. patent. Each foreign patent application and foreign patent in which the Company has or purports to have an ownership interest was filed or claims priority to a patent application filed prior to each invention described in the foreign patent application or foreign patent being first made available to the public.
(iii) Except as set forth on Section 3.13(h) of the Company Disclosure Schedule, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by the Company conflicts with or interferes with or otherwise infringes any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person, and none of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which the Company has or purports to have an ownership interest has been impaired.
(iv) No event or circumstance (including a failure to exercise adequate quality controls or an assignment in gross without the accompanying goodwill) has occurred or exists that has resulted in, or would reasonably be expected to result in, the abandonment of any trademark (whether registered or unregistered) owned, used, or applied for by the Company.
(v) Each item of Company IP that is Registered IP is and at all times has been in compliance with all applicable Legal Requirements and all filings, payments, and other actions required to be made or taken to maintain such item of Company IP in full force and effect have been made by the applicable deadline. No application for a patent among the Registered IP filed by or on behalf of the Company has been abandoned or allowed to lapse except in the ordinary course of business.
(vi) No interference, opposition, cancellation proceeding, reissue, reexamination, or other post-grant proceeding is pending or, to the Company’s Knowledge, threatened, in which the scope, validity, or enforceability of any Company IP is being, has been, or would reasonably be expected to be contested or challenged and, to the Company’s Knowledge, there is no basis for a claim that any Company IP is invalid or unenforceable.

(vii) To the Company’s Knowledge, no Person has infringed, misappropriated, or otherwise violated, and no Person is currently infringing, misappropriating, or otherwise violating, any Company IP. Section 3.13(h)(vii) of the Company Disclosure Schedule accurately identifies (and the Company has provided to the Parent a complete and accurate copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered in the last five years by or to the Company or any Representative of the Company regarding any actual, alleged, or suspected infringement or misappropriation of any Company IP, and provides a brief description of the current status of the matter referred to in such letter, communication, or correspondence (except to the extent any such actual, alleged, or suspected infringement or misappropriation of any Company IP has been resolved by the Company prior to the date of this Agreement).
(i) Neither the execution, delivery, or performance of this Agreement (or any of the Related Agreements) nor the consummation of any of the transactions contemplated by this Agreement (or any of the Related Agreements) will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, or Encumbrance on, any Company IP; (ii) a breach by the Company of any license agreement listed or required to be listed in Section 3.13(c) of the Company Disclosure Schedule; (iii) the release, disclosure, or delivery of any Company IP by or to any escrow agent or other Person; or (iv) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of the Company IP.

(j) The Company has never infringed (directly, contributorily, by inducement, or otherwise), misappropriated, or otherwise violated or made unlawful use of any Intellectual Property Right of any other Person. Without limiting the generality of the foregoing:

(i) Section 3.13(j)(i) of the Company Disclosure Schedule lists any written complaint, claim or notice, or written threat of any of the foregoing (including any written notification that a license under any patent is or may be required), received by the Company alleging any such infringement or misappropriation and any written request or demand for indemnification or defense received by the Company from any licensee, distributor, customer, user or any other third party; and the Company has made available to Parent copies of all such complaints, claims, notices, requests, demands or threats as well as all legal opinions received by the Company relating to any alleged or potential infringement or misappropriation of any Intellectual Property Rights of any third party.
(ii) No product or service that has been or is under development or was developed, or that has been or is being commercially sold by the Company has infringed, misappropriated, or otherwise violated the Intellectual Property Rights of any other Person.

(iii) No infringement or misappropriation, or similar claim or Legal Proceeding is pending or threatened against the Company or against any other Person who is or may be entitled to be indemnified, defended, held harmless, or reimbursed by the Company with respect to such claim or Legal Proceeding.
(iv) The Company is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any intellectual property infringement, misappropriation, or similar claim other than indemnities set forth in Company Contracts listed in Section 3.14(a) of the Company

Disclosure Schedule. The Company has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property Right.
(v) No claim or Legal Proceeding involving any Intellectual Property or Intellectual Property Right licensed to the Company is pending or, has been threatened, except for any such claim or Legal Proceeding that, if adversely determined, would not adversely affect (i) the use or exploitation of such Intellectual Property or Intellectual Property Right by the Company, or (ii) the manufacturing, distribution, or sale of any product or service being developed or that has been developed by the Company, or that is being commercially sold by the Company.
(k) The Company has put in place policies and procedures to protect and maintain the confidentiality of the proprietary know how included in the Company IP that are commercially reasonable and customary. The Company has not transferred or disclosed any material Company IP (or any tangible embodiment thereof) to a third party without having the recipient thereof execute a written non-disclosure agreement.
(l) None of the software (including firmware and other software embedded in hardware devices) owned, developed (or currently being developed), and/or used by the Company (including any software that is used in the design, development, manufacturing, production, distribution, testing, maintenance, or support of any product of the Company’s, but excluding any third-party software that is generally available on standard commercial terms and is licensed to the Company solely for internal use on a non-exclusive basis) (collectively, “Company Software”) (a) contains any bug, defect, or error (including any bug, defect, or error relating to or resulting from the display, manipulation, processing, storage, transmission, or use of date data) that materially and adversely affects the use, functionality, or performance of such Company Software or any product or system containing or used in conjunction with such Company Software; or (b) fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Company Software.
(m) Except to its consultants under obligations of confidentiality, the Company has not delivered and is not currently required to deliver to any Person any manufacturing know-how, technology or other Intellectual Property Rights relating to such manufacturing know-how or technology for any reason, including failure to manufacture products in accordance with applicable Contract terms.
(n) The Company has Made Available to Parent complete and accurate copies of the following executed agreements related to the [**]License, the [**] Sublicense and the [**] Licenses:

(i) An agreement (attached hereto as Exhibit C) between the Company and [**] (A) assigning to the Company all rights, title and interest in the patents set forth in Section 3.13(n) of the Company Disclosure Schedule, and

the [**] Licenses, and (B) representing and warranting to the Company that (x) other than under the [**] Licenses and the [**] License, [**] has not granted, licensed, assigned, transferred, promised, pledged, encumbered, hypothecated or otherwise conveyed any rights under the patents in Section 3.13(n) of the Company Disclosure Schedule; and (y) the [**] Licenses are the only agreements of any kind between [**] and [**].
(ii) An agreement between [**] and the Company (A) mutually terminating the [**] Sublicense, and (B) in which [**] unconditionally acknowledges, agrees, represents and warrants to the Company that (x) [**] retains no rights of any kind under the [**] Sublicense or otherwise under the patents set forth in Section 3.13(n) of the Company Disclosure Schedule and (y) [**] has not granted, licensed, assigned, transferred, promised, pledged, encumbered, hypothecated or otherwise conveyed any rights under the [**] Sublicense to any third party;

(iii) An agreement between the Company and [**] (included in the agreement referred to under subsection (ii)) (A) mutually terminating the [**] Licenses, and (B) in which [**] unconditionally acknowledges, agrees, represents and warrants to [**] and the Company (as an express, intended third party beneficiary) that (x) [**] retains no rights of any kind under the [**] Licenses or otherwise under the patents set forth in Section 3.13(n) of the Company Disclosure Schedule and (y) [**] has not granted, licensed, assigned, transferred, promised, pledged, encumbered, hypothecated or otherwise conveyed any rights under the [**] Licenses to any third party;
the agreements set forth in subsections (i) through (iii) hereof being the “[**] Patent Termination Agreements”.
(o) The Company has entered into and has Made Available to Parent complete and accurate copies of a transition agreement with [**] related to the winding down of the use of the "ArterX" trademark by the Company by the [**] of the Closing Date.
3.14 Contracts.
(a) Section 3.14(a) of the Company Disclosure Schedule identifies each Company Contract, excluding any Company Plans set forth in Section 3.20(h) of the Company Disclosure Schedule, including:
(i) each Company Contract relating to the employment of, or the performance of services by, any Person, including any employee, consultant or independent contractor, in any case pursuant to which the Company has a continuing obligation;

(ii) each Company Contract relating to the acquisition, transfer, use, development, sharing or license of any technology or any Intellectual Property or Intellectual Property Rights (excluding: (A) currently-available, off the shelf software programs that are licensed by Company pursuant to “shrink wrap” licenses or other intellectual property generally available on commercially reasonable terms; (B) standard non-disclosure, confidentiality, material transfer and consulting agreements, and (C) Company Contracts with third parties for the provision of clinical research services);
(iii) each Company Contract imposing any restriction on the Company’s right or ability (A) to engage in any line of business or compete with any other Person, (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to, or perform any services for, any other Person or to transact any business or deal in any other manner with any other Person, or (C) develop or distribute any Company product;
(iv) each Company Contract creating or involving any agency relationship, distribution arrangement or franchise relationship;
(v) each Company Contract relating to the acquisition, issuance or transfer of any securities;
(vi) each Company Contract relating to the creation of any Encumbrance with respect to any asset of the Company;

(vii) each Company Contract involving or incorporating any guaranty, any pledge, any performance or completion bond, any indemnity or any surety arrangement;
(viii) each Company Contract creating or relating to any collaboration, joint development or joint venture or any sharing of technology, revenues, profits, losses, costs or liabilities, including Company Contracts involving investments by the Company in, or loans by the Company to, any other Entity;
(ix) each Company Contract relating to the purchase or sale of any product or other asset by or to, or the performance of any services by or for, or otherwise involving as a counterparty, any Related Party;
(x) each Company Contract relating to outstanding indebtedness for borrowed money;
(xi) each Company Contract related to the acquisition or disposition of material assets of the Company or other Person with a value in excess of $50,000;

(xii) any other Company Contract that contemplates or involves (A) the payment or delivery of cash or other consideration in an amount or having a value in excess of $50,000 in the aggregate (except for employment agreements or offer letters entered into in the ordinary course of business), (B) the purchase or sale of any product, or performance of services by or to the Company having a value in excess of $[**] in the aggregate or (C) was entered into outside the ordinary course of business or was inconsistent with the Company’s past practices;
(xiii) each Company Contract constituting a commitment of any Person to purchase products (including products in development) of the Company with a value in excess of $50,000;
(xiv) each Company Contract pursuant to which the Company grants any other party to such Contract or another Person “most favored nation,” right of first or last offer, negotiation or refusal, preferred supplier, exclusivity or similar status;
(xv) each Company Contract that guarantees or warrants that any of the products or services of the Company are fit for any particular purpose or that guarantees results or commits to performance levels and other similar credit support obligations or agreements;
(xvi) each Company Contract providing for the payment of any royalty, commission, license fee or other form of compensation or consideration based on a percentage of specified revenues, subscription fees, earnings or other measure;
(xvii) any other Contract not otherwise set forth on Section 3.14(a) of the Company Disclosure Schedule whether or not made in the ordinary course of business, the termination or nonrenewal of which would reasonably be expected to have a Material Adverse Effect; and
(xviii) each Company Contract constituting or relating to a governmental Contract or governmental bid.
(b) The Company has delivered or Made Available to Parent accurate and complete copies of each written Company Contracts, including all amendments thereto, set forth on Section 3.14(a) of the Company Disclosure Schedule. There are no material oral Company Contracts, and no material written Contracts that have been modified orally or by course of performance or course of dealing. Each Company Contract set forth on Section 3.14(a) of the Company Disclosure Schedule is valid and in full force and effect, is enforceable by the Company in accordance with its terms, subject to bankruptcy laws and equitable principles. The consummation of the transactions contemplated hereby shall not (either alone or upon the occurrence of additional acts or events contemplated herein) result in any payment or payments becoming due from the Company, the Surviving Corporation or Parent to any Person under any Company Contract or give any Person the right to terminate or alter the provisions of any Company Contract set forth on Section 3.14(a) of the Company Disclosure Schedule.
(c) The Company has complied with all most favored pricing or similar contract terms, and no Person is entitled to any reimbursement, rebate, credit or adjustment to any pricing on account of any most favored customer terms.

(d) The Company has not in any material respect violated or breached, or committed any default under, any Company Contract, and, to the Knowledge of the Company, no other Person has violated or breached, or committed any default under, any Company Contract.
(e) No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, (i) result in a violation or breach of any of the provisions of any Company Contract, (ii) give any Person the right to declare a default or exercise any remedy under any Company Contract, (iii) give any Person the right to accelerate the maturity or performance of any Company Contract, or (iv) give any Person the right to cancel, terminate or modify any Company Contract.
(f) The Company has not received any notice or other communication regarding any actual or possible violation or breach of, or default under, any Company Contract.
(g) The Company has not waived any of its material rights under any Company Contract.
(h) No Person is renegotiating, or has a unilateral right pursuant to the terms of any Company Contract to renegotiate, any amount paid or payable to the Company under any Company Contract or any other material term or provision of any Company Contract.
(i) The Company Contracts collectively constitute all of the Contracts necessary to enable the Company to conduct its business in the manner in which its business is currently being conducted.
(j) Section 3.14(j) of the Company Disclosure Schedule provides an accurate and complete list of all Consents required pursuant to the terms of any Company Contract as a result of or in connection with the execution, delivery or performance of this Agreement and the other transactions contemplated by this Agreement or the Related Agreements.
(k) The Company is not subject to any Contract for the sale of any products or services that constitutes a loss contract under GAAP or that would require that the Company incur costs that exceed the revenue the Company is entitled to receive under such Contract.

3.15 Liabilities; Fees, Costs and Expenses. The Company does not have any accrued, contingent or other liabilities of any nature (whether or not required to be reflected in Company Financial Statements in accordance with GAAP, and whether due or to become due), except for: (i) liabilities identified in the Company Financial Statements; and (ii) liabilities which have arisen since December 31, 2013 in the ordinary course of the Company’s business.

3.16 Compliance with Legal Requirements. The Company is, and at all times during the past five (5) years has been, in compliance in all material respects with all applicable Legal

Requirements. The Company has not received, at any time, any written notice or other written communication from any Governmental Body regarding (a) any actual or alleged violation of, or material failure to comply with, any Legal Requirement, or (b) any actual or alleged obligation on the part of the Company to undertake, or to bear all or any portion of the cost of, any environmental cleanup or any product recall, corrective or preventive action of any nature with respect to such actual or alleged violation or failure to comply with Legal Requirements. The Company has delivered to Parent an accurate and complete copy of each written report, study, survey or other document in the Company’s possession that addresses or otherwise relates to any material non-compliance by the Company with any Legal Requirement during the past five (5) years.
3.17 Governmental Authorizations. Section 3.17 of the Company Disclosure Schedule identifies each material Governmental Authorization held by the Company, and the Company has delivered or Made Available to Parent accurate and complete copies of all Governmental Authorizations identified in Section 3.17 of the Company Disclosure Schedule. The Governmental Authorizations identified in Section 3.17 of the Company Disclosure Schedule are valid and in full force and effect, and collectively constitute all Governmental Authorizations necessary to enable the Company to conduct its business in the manner in which its business is currently being conducted. The Company is, and at all times during the past three
(3) years has been, in material compliance with the terms and requirements of the respective Governmental Authorizations identified in Section 3.17 of the Company Disclosure Schedule. The Company has not received any written notice or other written communication from any Governmental Body regarding (a) any actual, or alleged violation of or failure to comply with any term or requirement of any Governmental Authorization, or (b) any actual, or alleged revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization.
3.18 Export Control Laws. The Company conducts, and at all times during the past five (5) years has conducted, its export transactions in accordance with (a) all applicable U.S. export and re-export controls, including the United States Export Administration Act and Regulations and Foreign Assets Control Regulations and (b) all other applicable import/export controls in other countries in which the Company conducts business. Without limiting the generality of the foregoing:
(a) The Company has obtained all export licenses, license exceptions, permits and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings with any Governmental Body required for (i) the export and re-export of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”);
(b) The Company is in compliance with the terms of all applicable Export Approvals;
(c) There are no pending or, to the Company’s Knowledge, threatened claims against the Company with respect to such Export Approvals;

(d) To the Company’s Knowledge, there are no actions, conditions or circumstances pertaining to the Company’s export transactions that may give rise to any future claims; and
(e) No Export Approvals for the transfer of export licenses to Parent or the, Surviving Corporation are required, or such Export Approvals can be obtained expeditiously without material cost.

3.19 Tax Matters.
(a) All Tax Returns required to be filed by or on behalf of the Company with any Governmental Body on or before the Closing Date (the “Company Returns”) (i) have been or will be filed on or before the applicable due date (including any extensions of such due date), and (ii) have been, or will be when filed, accurately and completely prepared in all material respects and prepared in compliance with all applicable Legal Requirements. All Taxes due and owing by the Company on or before the Closing Date other than those for which adequate reserves have been established on the books and records of the Company have been or will be paid on or before the Closing Date. The Company has delivered or Made Available to Parent accurate and complete copies of all Company Returns filed which have been requested by Parent.

(b) Unpaid Taxes of the Company have been accrued on the Company Financial Statements in accordance with GAAP. The Company shall establish, in the ordinary course of business and consistent with its past practices, reserves adequate for the payment of all accrued and unpaid Taxes by the Company through the Closing Date, and the Company will disclose the dollar amount of such reserves to Parent on or prior to the Closing Date.

(c) The Company has delivered or Made Available to Parent accurate and complete copies of all audit reports and similar documents (to which the Company has access) relating to the Company Returns. No extension or waiver of the limitation period applicable to any of the Company Returns which is still in effect has been granted.

(d) No claim or Legal Proceeding is pending or, to the Company’s Knowledge, has been threatened against or with respect to the Company in respect of any Tax. There are no unsatisfied liabilities for Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by the Company with respect to any Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Company and with respect to which adequate reserves for payment have been established). There are no liens for Taxes upon any of the assets of the Company except liens for current Taxes not yet due and payable or which are being contested in good faith through appropriate proceedings. The Company has not been, and the Company will not be, required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring, or accounting methods employed or changed, prior to the Closing. The Company will not be required to include any item of income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale or open transaction disposition made on or prior to the Closing Date; or (ii) prepaid amount received on or prior to the Closing Date.

(e) There is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of the Company that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G of the Code. The Company is not a party to any Contract, and the Company does not have any obligation (current or contingent), to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code. The Company has (i) never been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), (ii) no liability for the Taxes of any other person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, or otherwise, and (iii) never been a party to any joint venture, collaboration, partnership or other agreement that would reasonably be treated as a partnership for Tax purposes. The Company is not or has never been, a party to or bound by any tax indemnity agreement, tax-sharing agreement, tax allocation agreement or similar Contract. The Company has not been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (y) in the two years prior to the date of this Agreement or (z) which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.
(f) The Company has reported, withheld and paid all material Taxes required to have been reported, withheld and paid in connection with any amounts paid or owing by it to any officer, employee, independent contractor, creditor, stockholder or other third party.
(g) The Company has never engaged in activities constituting a trade or business or permanent establishment (as defined in the applicable income tax treaty) in a foreign country. The Company has not elected at any time to be an S corporation within the meaning of Section 1361 of the Code.
(h) The Company has not received written notice from a jurisdiction in which the Company does not file Tax Returns that the Company may be required to file a Tax Return in such jurisdiction.
(i) The Company has not participated in any transaction that was or is a “listed transaction” or a “reportable transaction” within the meaning of Section 1.6011-4(b) of the Treasury Regulations.

3.20 Employee and Labor Matters; Benefit Company Plans.
(a) Section 3.20(a) of the Company Disclosure Schedule accurately sets forth, with respect to each employee of the Company (including any employee of the Company who is on a leave of absence):
(i) the name of such employee and the date as of which such employee was originally hired by the Company;
(ii) such employee’s title;
(iii) the aggregate dollar amount of base compensation, bonuses, profit-sharing payments and incentive compensation received by such employee from the Company with respect to services performed at any time during the last twelve (12) months;
(iv) any Governmental Authorization that is held by such employee and that relates to or is useful in connection with the Company’s business; and

(v) such employee’s citizenship status (whether such employee is a
U.S. citizen or otherwise) and, with respect to non-U.S. citizens, identifies the visa or other similar permit under which such employee is working for the Company and the dates of issuance and expiration of such visa or other permit.

(b) Section 3.20(b) of the Company Disclosure Schedule accurately identifies each former employee of the Company who is receiving or is scheduled to receive (or whose spouse or other dependent is receiving or is scheduled to receive) any benefits (from the Company) relating to such former employee’s employment with the Company; and Section 3.20(b) of the Company Disclosure Schedule accurately describes such benefits.
(c) The employment of the Company’s employees is terminable by the Company at will. The Company has delivered or Made Available to Parent accurate and complete copies of all employee manuals and handbooks, disclosure materials and policy statements to the employment of the current and former employees of the Company.

(d) Section 3.20(d) of the Company Disclosure Schedule accurately sets forth, with respect to each current independent contractor of the Company:

(i) the name of such independent contractor and the date as of which such independent contractor was originally engaged by the Company;
(ii) a description of such independent contractor duties and responsibilities; and

(iii) the terms of compensation of such independent contractor.

(e) The Company is not a party to or bound by, and the Company has never been a party to or bound by any union contract, collective bargaining agreement or similar Contract.
(f) Except as would not be material, the Company is not engaged, and the Company has never been engaged, in any unfair labor practice of any nature. There has never been any slowdown, work stoppage, labor dispute or union organizing activity, or any similar activity or dispute, affecting the Company. There are no actions, suits, claims, labor disputes or grievances pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any employee of the Company, including, without limitation, charges of unfair labor practices or discrimination complaints, which individually or in the aggregate could result in a Material Adverse Effect to the Company.
(g) To the Knowledge of the Company, none of the current or former independent contractors of the Company could be reclassified as an employee.
(h) Section 3.20(h) of the Company Disclosure Schedule identifies each salary, bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, hospitalization, medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, welfare arrangements, vacation, sick pay plans, program or agreement sponsored, maintained, contributed to or required to be contributed to by the Company for the benefit of any employee of the Company (collectively, the “Company Plans”). The Company does not intend or has not committed to establish or enter into any new Company Plan, or to modify any Company Plan.
(i) The Company has delivered or Made Available to Parent: (i) correct and complete copies of all documents setting forth the terms of each Company Plan, including all amendments thereto and all related trust documents; (ii) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or the Code in connection with each Company Plan; (iii) the most recent summary plan description together with the summaries of material modifications thereto, if any, required under ERISA with respect to each Company Plan; (iv) all material written Contracts relating to each Company Plan, including administrative service agreements and group insurance contracts; (v) all material correspondence to or from any Governmental Body relating to any Company Plan; (vi) all COBRA forms and related notices; (vii) all insurance policies in the possession of the Company pertaining to fiduciary liability insurance covering the fiduciaries for each Company Plan; (viii) all discrimination tests required under the Code for each Company Plan intended to be qualified under Section 401(a) of the Code for the three most recent plan years; and (ix) the most recent Internal Revenue Service determination or opinion letter issued with respect to each Company Plan intended to be qualified under Section 401(a) of the Code.

(j) The Company has in all material respects performed all obligations required to be performed by it under each Company Plan and is not in default under or violation of, and the Company has no Knowledge of any default under or violation by any other party of, the terms of any Company Plan. Each Company Plan has been maintained in accordance with its terms in all material respects and in compliance with all applicable Legal Requirements, including ERISA and the Code in all material respects. Any Company Plan intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code. There are no claims or Legal Proceedings pending, or, to the Knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits), against any Company Plan or against the assets of any Company Plan. Each Company Plan (other than any Company Plan to be terminated prior to the Closing in accordance with this Agreement) can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material liability to Parent, the Company or the Surviving Corporation (other than ordinary administration expenses). There are no audits, inquiries or Legal Proceedings pending or, to the Knowledge of the Company, threatened by any Governmental Body with respect to any Company Plan. The Company has never incurred any material penalty or tax with respect to any Company Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. The Company has timely made all contributions and other payments required by and due under the terms of each Company Plan.
(k) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Plan, Company Contract, trust or loan that will or is reasonably likely to result (either alone or in connection with any other circumstance or event) in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee of the Company.
(l) The Company: (i) is, and at all times during the past three (3) years has been, in substantial compliance with all material applicable Legal Requirements respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to its employees, including the health care continuation requirements of COBRA, the requirements of FMLA, the requirements of HIPAA and any similar provisions of state law; (ii) except as would not be material, has withheld and reported all amounts required by applicable Legal Requirements or by Contract to be withheld and reported with respect to wages, salaries and other payments to its employees; (iii) to the Knowledge of the Company, is not liable for any arrears of wages or any taxes or any penalty for failure to comply with the Legal Requirements applicable to the foregoing; and (iv) to the Knowledge of the Company, is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, social security or other benefits or obligations for its employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending or, to the Knowledge of the Company, threatened or reasonably anticipated claims or

Legal Proceedings against the Company under any worker’s compensation policy or long-term disability policy.
(m) To the Knowledge of the Company, no officer or employee of the Company is obligated under any Contract or subject to any injunction, writ, judgment, decree, or order of any court or other Governmental Body that would interfere with such employee’s efforts to promote the interests of the Company, or that would interfere with the business of the Company. Neither the execution nor the delivery of this Agreement, nor the carrying on of the business of the Company as presently conducted or as the Company currently proposes to conduct its business nor any activity of any employees of the Company in connection with the carrying on of the business of the Company as presently conducted or as the Company currently proposes to conduct its business will, to the Knowledge of the Company, conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract under which any employee of the Company may be bound.
(n) Each Company Plan, which constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been written, operated, and maintained in all material respects in compliance with Section 409A of the Code and its purpose, as determined under applicable guidance of the Department of Treasury and Internal Revenue Service, with respect to amounts deferred (within the meaning of Section 409A of the Code).

3.21 Environmental Matters.
(a) The Company is in compliance in all material respects with all applicable Environmental Laws. The Company has never Released any Materials of Environmental Concern except in compliance in all material respects with all applicable Environmental Laws.
(b) To the Knowledge of the Company, the Company has not received any written notice or other written communication from any Person, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that the Company is not in compliance with any Environmental Law, where such alleged non-compliance remains unresolved.
(c) All Governmental Authorizations currently held by the Company pursuant to Environmental Laws (collectively, “Environmental Permits”) are identified in Section 3.21(c) of the Company Disclosure Schedule. The parties to this Agreement agree that the only representations and/or warranties made by the Company relating to environmental matters, Environmental Laws, Materials of Environmental Concern and/or Environmental Permits are those specifically stated in this Section 3.21.

3.22 Insurance. Section 3.22 of the Company Disclosure Schedule identifies all insurance policies maintained by, at the expense of or for the benefit of the Company and identifies any material claims made thereunder, and the Company has delivered to Parent accurate and complete copies of the insurance policies identified on Section 3.22 of the

Company Disclosure Schedule. Each of the insurance policies identified in Section 3.22 of the Company Disclosure Schedule is in full force and effect. The Company has not received any notice or other communication regarding any actual or possible (a) cancellation or invalidation of any insurance policy, (b) refusal of any coverage or rejection of any claim under any insurance policy, or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy, and has not received any notice or other communication regarding any actual or possible (x) cancellation or invalidation of any insurance policy, (y) refusal of any coverage or rejection of any claim under any insurance policy, or (z) material adjustment in the amount of the premiums payable with respect to any insurance policy.
3.23 Related Party Transactions. (a) No Related Party has, and no Related Party has at any time since the Company’s inception had, any direct or indirect interest in any material asset used in or otherwise relating to the business of the Company (other than by virtue of any such Related Party’s ownership of Company Capital Stock or other securities of the Company or indebtedness of the Company); (b) no Related Party is, or has been, indebted to the Company;
(c) since the Company’s inception, no Related Party has entered into, or has had any direct or indirect financial interest in, any Company Contract, transaction or business dealing involving the Company (other than by virtue of any such Related Party’s ownership of Company Capital Stock or other securities of the Company or indebtedness of the Company); (d) no Related Party is competing, or has at any time competed, directly or indirectly, with the Company; and (e) no Related Party has any claim or right against the Company (other than by virtue of any such Related Party’s ownership of Company Capital Stock or other securities of the Company or indebtedness of the Company and rights to receive compensation for services performed as an employee of the Company). For purposes of this Section 3.23 each of the following shall be deemed to be a “Related Party”: (i) each Company Stockholder holding Company Capital Stock representing 5% or more of the voting power in the Company and (ii) each individual who is, or who has at any time been, an executive officer or director of the Company.
3.24 Legal Proceedings; Orders.
(a) Except as set forth in Section 3.24 of the Company Disclosure Schedule, there is no pending Legal Proceeding, and to the Company’s Knowledge, no Person has threatened to commence any Legal Proceeding against the Company or, to the Company’s Knowledge, against another Person: (i) that involves the Company or any of the assets owned, licensed, used or controlled by the Company or any Person whose liability the Company has or may have retained or assumed, either contractually or by operation of law; or (ii) that challenges, or that could reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement or any of the Related Agreements. To the Company’s Knowledge, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that could reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.
(b) There is no written order, writ, injunction, judgment or decree to which the Company or any of the assets owned or used by the Company, is subject. To the Company’s Knowledge, none of the Company Stockholders is subject to any order, writ, injunction, judgment or decree that relates to the Company’s business or to any assets owned or used by the Company. To the Company’s Knowledge, no officer or other employee of the Company is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the Company’s business.
3.25 Regulatory Compliance.
(a) With respect to the Company’s products and services (A) the Company has obtained all necessary and applicable approvals, clearances, authorizations, licenses and registrations required by the United States or foreign governments or government agencies, including but not limited to marketing clearances, approvals, and/or CE Markings, to permit the design, development, manufacture, labeling, sale, distribution and promotion of ArterX in jurisdictions where it currently conducts such activities (the “Activities to Date”) with respect to each product or service (collectively, the “Product Licenses”), except where the failure to hold such Product Licenses has not had a Material Adverse Effect on the Company and would not reasonably be expected to have a Material Adverse Effect on the Company; (B) the Company is in material compliance with all terms and conditions of each Product License and with all applicable Legal Requirements pertaining to the Activities to Date with respect to each product or service which is not required to be the subject of a Product License; and (C), except as set forth in Section 3.25(a) of the Company Disclosure Schedule, the Company is in compliance in all material respects with all Legal Requirements regarding registration, license, and certification for each site at which ArterX is manufactured, labeled, sold, or distributed. The Company is in compliance in all material respects with all applicable reporting requirements and manufacturing requirements for all Product Licenses or manufacturing site registrations described in the immediately preceding sentence, including but not limited to obtaining any required supplemental approvals and the requirements of the Quality System Regulation, as set forth in 21 CFR Part 820 to the extent applicable.
(b) The Company is in material compliance with all applicable Legal Requirements administered by the FDA and equivalent non-United States agencies and Government Bodies and similar state and local laws applicable to the maintenance, compilation and filing of reports, including medical device reports and any required reports of corrections and removals, with regard to its products and services and any Notified Body requirements or instructions. Section 3.25(b) of the Company Disclosure Schedule sets forth a list of all applicable adverse event reports and reports of corrections and removals related to ArterX, including but not limited to any Medical Device Reports (as defined in 21 CFR Part 803) and Corrections and Removals (as defined in 21 CFR Part 806).
(c) Except as set forth in Section 3.25(c) of the Company Disclosure Schedule, the Company has not received any written notice or other written communication from the FDA or any other Governmental Body or Notified Body
(i) contesting the initiation of a clinical study or pre-market clearance or approval of or the labeling and promotion of ArterX; or (ii) otherwise alleging any violation of any laws by the Company.

(d) There have been no recalls, field notifications or seizures ordered or adverse regulatory actions taken (or, to the Knowledge of the Company, threatened) by the FDA or any other Governmental Body or a Notified Body with respect to ArterX, including any facilities where ArterX is produced, processed, packaged or stored and the Company has not within the last three years, either voluntarily or at the request of any Governmental Body, initiated or participated in a recall or corrective action of ArterX or provided post-sale warnings regarding ArterX. All preclinical and clinical studies of ArterX conducted by the Company were conducted in material compliance with the applicable requirements of FDA and other non-United States equivalent agencies or its Notified Body.
(e) All filings with and submissions to the FDA or other Government Body in any other jurisdiction made by the Company with regard to ArterX, whether oral, written or electronically delivered, were true, accurate and complete in all material respects as of the date made, or were subsequently updated, so as to be true, accurate and complete in all material respects and did not materially misstate any of the statements or information included therein, or omit to state a material fact necessary to make the statements therein not misleading.
(f) The Company has obtained all regulatory approvals required to lawfully market ArterX in the United States and in Europe with a labeled Shelf Life and/or expiration or “use by” date. “Shelf Life” shall mean the term or period during which ArterX units have been validated to remain suitable for their approved intended use. An “expiration date” or “use by date” is the termination of the Shelf Life.
(g) The Company has never used in any capacity the services of any Person which as been debarred under 21 U.S.C. Sec. 335a(a) or (b), or listed in the DHHS/OIG Cumulative Sanctions Report or the General Service Administrations’ List of Parties Excluded from Federal Procurement and Non-Procurement Programs

3.26 Company Action. The board of directors of the Company (at a meeting duly called and held or by written consent in accordance with the Company Constituent Documents) has (a) unanimously determined that the Merger is in the best interests of the Company and the Company Stockholders, has approved this Agreement and declared it advisable and (b) recommended the approval of this Agreement and the Merger by the stockholders of the Company and directed that this Agreement and the Merger be submitted to the Company Stockholders for approval.
3.27 Anti-Takeover Provisions. There are no takeover or anti-takeover provision applicable to this transaction in (a) the Company Constituent Documents, (b) Company Contract or (c) applicable Legal Requirement.
3.28 Finder’s Fee. Other than the fees and expenses payable to Leerink Swann in connection with the transactions contemplated hereunder, which shall be paid by the Paying Agent at Closing and at such time that Contingent Consideration is paid (and which for the avoidance of doubt, constitute Company Merger Costs), in accordance with the terms of that certain engagement letter dated December 2, 2010 (which automatically terminates at Closing, as provided therein) as set forth in Section 3.28 of the Company Disclosure Schedule (the “Leerink Swann Fees”), no financial advisor, investment banker, broker or other Person engaged by or on behalf of the Company is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission for which the Parent might become liable in connection with the transactions contemplated hereby.
3.29 Certain Payments. Neither the Company, nor any officer, employee or to its Knowledge, agent or other Person acting for or on behalf of the Company, during the past five (5) years directly or indirectly:

(a) used any corporate funds (i) to make any unlawful political contribution or gift or for any other unlawful purpose relating to any political activity, (ii) to make any unlawful payment to any governmental official or employee, or (iii) to establish or maintain any unlawful or unrecorded fund or account of any nature;
(b) taken any action that would cause the Company to be in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended.

(c) to the Knowledge of the Company, made any false or fictitious entry, or knowingly failed to make any entry that should have been made, in any of the books of account or other records of the Company;
(d) made any unlawful payment to any Person; or
(e) agreed, committed, offered or attempted to take any of the actions described in clauses (a) through (c) above.

3.30 OFAC. Neither the Company nor any director, officer, agent or employee of the Company, nor any other Person associated with or acting for or on behalf of the Company, is an OFAC Sanctioned Person. The Company and its directors, officers, agents and employees are in compliance with, and neither the Company nor (acting in such capacity) any of its directors, officers, agents and employees has previously violated, the USA Patriot Act of 2001, as amended, and all other applicable anti-money laundering laws. For the purposes hereof: (i) “OFAC Sanctions” means any sanctions program administered by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”) (for ease of reference, and not by way of limitation, OFAC Sanctions programs are described on OFAC’s website at www.treas.gov/ofac); (ii) “OFAC Sanctioned Person” means any government, country, entity, group or individual with whom or which the OFAC Sanctions prohibit a U.S. Person from engaging in transactions and includes any entity, group or individual that appears on the OFAC list of Specially Designated Nationals and Blocked Persons (“SDN List”) (for ease of reference, and not by way of limitation, OFAC Sanctioned Persons other than governments and countries can be found on the SDN List on OFAC’s website at www.treas.gov/offices/enforcement/ofac/sdn); and (iii) “U.S. Person” means any U.S. citizen, permanent resident alien, entity organized under the laws of the United States (including foreign branches), or any Person in the United States and, with respect to the Cuban Assets Control Regulations, also includes any entity that is owned or controlled by one of the foregoing, without regard to where it is organized or doing business.

3.31 Product Liability. Each product that has been sold, licensed or distributed by the Company to any Person: (i) conformed and complied in all material respects with the terms and requirements of any applicable warranty or other Contract and in all material respects with all applicable Legal Requirements; and (ii) was free of any design defects, manufacturing defects or other defects or deficiencies at the time of sale. The Company will not incur or otherwise become subject to any liability arising directly or indirectly from any product manufactured or sold by the Company on or at any time prior to the Closing Date except to the extent of any warranty reserved on its Company Financial Statements that is taken into account in calculating Working Capital. No product manufactured or sold by the Company has been the subject of any recall or other similar action; and no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) directly or indirectly give rise to or serve as a basis for any such recall or other similar action relating to any such product.
3.32 Customers; Distributors. Section 3.32 of the Company Disclosure Schedule accurately identifies, and provides an accurate and complete breakdown of the revenues from top 10 customers received during each of the years ending December 31, 2011, 2012 and 2013. The Company has not received any notice or other communication (in writing or otherwise) or other information, indicating that any such customer or other Person may cease dealing with the Company or may otherwise reduce the volume of business transacted by such Person with the Company below historical levels. The Company has not received any notice or other communication (in writing or otherwise), or has received any other information, indicating that any distributor of any of the Company’s products or services may cease acting as a distributor of such products service or otherwise dealing with the Company.
3.33 Powers of Attorney. The Company has given no power of attorney or similar authority that remains in force and no Person is entitled or authorized to bind or commit the Company in any way (other than the officers and directors in the ordinary course of the Company’s business).
3.34 Discussions with Other Persons. The Company and its Representatives have terminated and are not considering or participating in and are not taking any other actions intended or reasonably expected to facilitate, and to the Company’s Knowledge no Company Stockholder is engaged in, any discussions or negotiations regarding the making of any inquiry or proposal to the Company that would reasonably be expected to lead to an Acquisition Transaction with any Person (other than Parent or its affiliates or Representatives).
3.35 Officers and Directors. Section 3.35 of the Company Disclosure Schedule sets forth a complete list showing the names of all the directors, and officers, or individuals holding similar titles, of the Company.
3.36 Disclosures. None of this Agreement, the Financial Statements (including the footnotes thereto), the Disclosure Schedule, Exhibits or certificates delivered in accordance with the terms hereof or any document or statement in writing which has been supplied by or on behalf of the Company, or by the Company’s directors or officers, in connection with the transactions contemplated under this Agreement, including the Company Information Statement to be delivered to the Company Stockholders, contains any untrue statement of a material fact or omits any statement of a material fact necessary in order to make the statements contained herein or therein not misleading. There is no fact, to the Knowledge of the Company, which materially and adversely affects the business, or financial condition of the Company or its properties or assets, which has not been set forth in this Agreement or in the Disclosure Schedule, Exhibits hereto or certificates or statements in writing furnished in connection with the transactions under this Agreement.

SECTION 4.
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub represent and warrant to the Company, as of the date hereof, as follows:
4.1 Due Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and each of Parent and Merger Sub has all necessary corporate power and authority to conduct its business in the manner in which its business is currently being conducted.
4.2 Non-Contravention; Consents. Neither (a) the execution, delivery or performance of this Agreement or any of the Related Agreements, nor (b) the consummation of the Merger or any of the other transactions contemplated by this Agreement, will (with or without notice or lapse of time):
(a) contravene, conflict with or result in a violation of any of the provisions of Parent’s or Merger Sub’s certificate of incorporation or bylaws;
(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or any of the Related Agreements or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which Parent or any Parent Subsidiary, or any of the assets owned or used by Parent or any Parent Subsidiary, is subject; or
(c) except as otherwise contemplated herein, Parent is not required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (y) Parent’s execution, delivery or performance of this Agreement or any of the Related Agreements, or (z) the consummation by Parent of the Merger or any of the other transactions contemplated by this Agreement.

4.3 Financing. Parent has and will have, from and after the Effective Time, sufficient funds on hand and available through existing liquidity facilities to consummate the transactions contemplated hereby.

4.4 Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.
4.5 Legal Proceeding. There is no pending Legal Proceeding, and, to the knowledge of any member of the senior management of Parent, no Person has threatened to commence any Legal Proceeding against the Parent or the Merger Sub that challenges, or that could reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement or any of the Related Agreements. To the knowledge of any member of the senior management of Parent, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that could reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.
4.6 Authority; Binding Nature of Agreement. Parent and Merger Sub have the right, power and authority to perform their obligations under this Agreement; and the execution, delivery and performance by Parent and Merger Sub of this Agreement have been duly authorized by all necessary action on the part of Parent and Merger Sub and their respective boards of directors. This Agreement has been duly executed and delivered by Parent and Merger Sub, and, assuming due authorization, execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

SECTION 5.
CERTAIN COVENANTS OF THE COMPANY
5.1 Access and Investigation. During the period from the date of this Agreement through the Closing (the “Pre-Closing Period”), the Company shall, and shall cause its Representatives to: (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours to the Company’s facilities (as may be mutually agreed by the Company and the Parent), Representatives, personnel, technology, operations and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Company; and (b) provide Parent and Parent’s Representatives with copies of such existing books, records, Tax Returns, work papers and other documents and information relating to the Company, and with such additional financial, operating and other data and information regarding the Company, as Parent may reasonably request. Any access to any of the Company’s offices shall be subject to the terms of the applicable Lease and to the Company’s reasonable security measures and insurance requirements.
5.2 Operation of the Company’s Business.
(a) During the Pre-Closing Period, the Company shall: (i) ensure that the Company conducts its business and operations (A) in the ordinary course and in accordance with past practices, and (B) in material compliance with all applicable Legal Requirements and the requirements of all Company Contracts; (ii) use its commercially reasonable efforts to ensure that the Company preserves intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having material business relationships with the Company; and (iii) keep in full force and effect (with the same scope and limits of coverage) all insurance policies identified in Section 3.22 of the Company Disclosure Schedule.
(b) During the Pre-Closing Period the Company shall not (without the prior written consent of Parent, not to be unreasonably withheld):
(i) declare, accrue, set aside or pay any in kind dividend or make any other in kind distribution in respect of any shares of capital stock or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;
(ii) other than (a) the issuance of Company Common Stock or Series C Preferred Stock upon the exercise of Company Options or Company Warrants or as reflected on the Merger Consideration Spreadsheet, or (b) the sale and issuance of debt or equity securities to existing Company Stockholders for purposes of raising capital provided the Company maintains the Required Stockholder Approval, sell, issue, grant or authorize the issuance or grant of (i) any capital stock or other security, (ii) any option or right to acquire any capital stock or other security, or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

(iii) amend or waive any of its rights under, or accelerate, or permit the acceleration of, or vesting under, any provision of any restricted stock purchase agreement, or otherwise modify any of the terms of any restricted stock purchase agreement, or amend or modify the terms of any Company Option;
(iv) effect, become a party to or authorize any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;
(v) recognize any labor union or enter into any collective bargaining agreement;
(vi) adopt a plan of complete or partial liquidation or dissolution or resolutions providing for or authorizing such a liquidation or a dissolution;

(vii) form any Company Subsidiary or acquire any equity interest or other interest in any other Entity;
(viii) make any capital expenditure outside the ordinary course of business or make any single capital expenditure in excess of $25,000; provided, however, that the maximum amount of all capital expenditures made on behalf of the Company during the Pre-Closing Period shall not exceed $50,000 in the aggregate;
(ix) other than employment agreements and offer letters entered into with employees in the ordinary course of business, enter into or become bound by, or permit any of the assets owned or used by the Company to become bound by, any Company Contract that contemplates or involves (A) the payment or delivery of cash or other consideration in an amount or having a value, or the performance of services having a value, in excess of $25,000 for any individual Company Contract or $50,000 in the aggregate for all Company Contracts under this clause (ix), or amend or terminate, or waive or exercise any material right or remedy under, any Company Contract;
(x) acquire, lease or license any right or other asset from any other Person (except in each case for assets acquired, leased or licensed by the Company in the ordinary course of business) or sell or otherwise dispose of, or lease or license, any material right or other material asset to any other Person, or waive or relinquish any material right;
(xi) lend money to any Person (except that the Company may make routine travel advances to employees in the ordinary course of business), or incur Company Indebtedness, except as reflected on the Merger Consideration Spreadsheet;

(xii) except pursuant to Contracts or Company Plans in effect on the date hereof or in the ordinary course of business and consistent with requirements established by Law or by contract, establish, adopt or amend any Company Plan or collective bargaining agreement, pay any bonus or make any profit-sharing, cash incentive or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or officers;
(xiii) dismiss any employee with a title of Vice President or higher, or hire any new employee having an annual salary in excess of $100,000;
(xiv) change any of its methods of accounting or accounting practices in any respect except as required by GAAP or applicable legal requirements;
(xv) make any material Tax election or file any income or other material Company Return except as required by applicable legal requirements;
(xvi) commence or settle any Legal Proceeding;
(xvii) enter into any material transaction or take any other material action outside the ordinary course of business and inconsistent with past practices;
(xviii) incur any liability not in the ordinary course of business in accordance with past practice (“Non-Ordinary Course Liability”);

(xix) enter into any transaction with any Related Party;

(xx) take or omit to take any action that could, or is reasonably likely to, (A) result in any of its representations and warranties set forth in this Agreement or any certificate delivered in connection with the Closing being or becoming untrue at any time at or prior to the Effective Time, (B) result in any of the conditions to the consummation of the Merger set forth in Section 7 and Section 8 hereof not being satisfied, or (C) breach any provisions of this Agreement; or

(xxi) authorize, agree, commit or enter into any Contract to take any of the actions described in clauses (i) through (xx) of this Section 5.2(b).

5.3 Notification. During the Pre-Closing Period, the Company shall promptly notify Parent in writing of:
(a) the discovery by the Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes, or with the passage of time, could cause or constitute, an inaccuracy in or breach of any representation or warranty made by the Company in this Agreement such that the Company would not reasonably be able to satisfy the condition set forth in Section 7.1 of this Agreement;

(b) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute an inaccuracy in or breach of any representation or warranty made by the Company in this Agreement such that the Company would not reasonably be able to satisfy the condition set forth in Section 7.1 of this Agreement;
(c) any breach of any covenant or obligation of the Company; and
(d) any event, condition, fact or circumstance that is reasonably likely to make the timely satisfaction of any condition set forth in Section 7 or Section 8 impossible or unlikely.

5.4 No Negotiation.
(a) The Company acknowledges and agrees that, during the Pre-Closing Period, the Company will not, and will not permit any of the Company’s Representatives or Company Stockholders to, directly or indirectly:
(i) solicit, initiate, knowingly encourage or knowingly facilitate the initiation or submission of any expression of interest, inquiry, proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction;

(ii) participate in any discussions or negotiations or enter into any agreement with, or provide any information to, any Person (other than Parent) relating to or in connection with a possible Acquisition Transaction; or
(iii) entertain, consider or accept any proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction.
(b) The Company shall, shall cause each of its Representatives to, and shall use its reasonable efforts to cause the Company Stockholders to, immediately discontinue any ongoing discussions or negotiations (other than any ongoing discussions with Parent) relating to a possible Acquisition Transaction, and shall promptly inform Parent of any expression of interest, inquiry, proposal or offer relating to a possible Acquisition Transaction but not the terms of any of the foregoing or the identity of such person or entity.
(c) The Company shall not (and shall cause each of its Representatives not to) release any third party from the confidentiality and standstill provisions of any agreement to which the Company is a party.

5.5 Company Stockholder Approval.
(a) The Company shall (i) obtain the Minimum Company Stockholder Approval by written consent within twelve (12) hours following the execution of this Agreement, and (ii) obtain the Required Company Stockholder Approval by written consent within three (3) calendar days following the execution of this Agreement. Immediately after the Company obtains the Minimum Company Stockholder Approval by written consent, the Company shall take all action necessary under the Company Constituent Documents and all applicable Legal Requirements to submit this Agreement, a copy of the written consents obtained and the notices required pursuant to Sections 228 and 263 of the DGCL to the Company Stockholders who did not execute a written consent of Company Stockholders approving this Agreement (the “Non-consenting Company Stockholders”). The Company will prepare and distribute to the Non-consenting Company Stockholders in connection with the solicitation of their waiver of rights under Section 262 of the DGCL and, if applicable, Chapter 13 of the CCC an information statement, in form reasonably satisfactory to Parent (the “Company Information Statement”), promptly following adoption of the Minimum Company Stockholder Approval by written consent. Each of Parent and the Company agrees to provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party, or its counsel, may be required or appropriate for inclusion in the Company Information Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Company Information Statement. The Company will promptly advise Parent, and Parent will promptly advise the Company, in writing if at any time prior to the Effective Time either the Company or Parent shall obtain Knowledge of any facts that might make it necessary or appropriate to amend or supplement the Company Information Statement in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable Legal Requirements.
(b) The board of directors of the Company shall recommend that the Company Stockholders vote to approve and adopt this Agreement, the Merger and the other transactions contemplated hereby (the “Recommendation”).
5.6 Releases. The Company shall cause each of the Company’s officers to and directors to execute and deliver to Parent a General Release in the form of Exhibit D (the “General Releases”).
5.7 FIRPTA Matters. Prior to the Closing, the Company shall deliver to Parent a statement (in such form as may be reasonably requested by counsel to Parent) conforming to the requirements of Treasury Regulation Section 1.1445-2(c)(3).
5.8 Termination of 401(k) Plans. Prior to the Closing, the Company shall terminate, or cause to be terminated, each of its Company Plans intended to include a Code Section 401(k) arrangement, unless Parent requests that such Company Plans not to be terminated in writing to the Company at least five (5) business days prior to Closing.
5.9 Tax Matter Covenants. Without the prior written consent of the Parent, the Company shall not make or change any material Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment relating to the Company, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of the Company for any period ending after the Closing Date.

SECTION 6.
ADDITIONAL COVENANTS OF THE PARTIES
6.1 Filings and Consents; Additional Agreements. As promptly as practicable after the execution of this Agreement, each party to this Agreement (a) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, and (b) shall use all commercially reasonable efforts to obtain all Consents (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger and the other transactions contemplated by this Agreement. The Company shall (upon request) promptly deliver to Parent a copy of each such filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period. Parent shall promptly deliver to the Company a copy of each such filing made, each such notice given and each such Consent obtained by Parent during the Pre-Closing Period. In addition, Parent and the Company shall use commercially reasonable efforts (y) to cause the conditions set forth in

Section 7, in the case of the Company, and in Section 8, in the case of Parent, to be satisfied as soon as practicable prior to the Termination Date and (z) to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement and each Related Agreement as soon as practicable prior to the Termination Date.
6.2 Transfer of Regulatory Approvals. Parent and the Company shall use commercially reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed with any Governmental Body and described on Schedule 6.2 with respect to the Merger and the other transactions contemplated by this Agreement and each Related Agreement, and to submit promptly any additional information requested by any such Governmental Body.
6.3 Standards to Achieve Milestone Approvals; Acceleration of Contingent Consideration; Failure to Supply; Progress Reports; Audit Right.
(a) Parent shall use Commercially Reasonable Efforts to achieve the Milestone Approvals and to maximize Net Sales in the United States, Europe, South America and any other territory where Parent is actively selling or, following the Effective Time begins actively selling, surgical hemostasis products (it being understood that under no circumstances shall Parent have any obligation to continue selling its products in any such territory nor enter any new territory where it is currently not selling its own products or otherwise doing business), during the Contingent Consideration Period; provided that, in the event Mr. Ronald Dieck;s Consulting Agreement is terminated, (x) by the Company for Cause, or (y) by Mr. Dieck without Good Reason, in either event prior to the earlier of (1) the twelve (12) month anniversary of the Closing Date, or (2) the IDE Approval Date, Parent shall be thereupon relieved immediately of all further obligations to pursue the Milestone Approvals, and provided further that Commercially Reasonably Efforts relating to the achievement of the Milestone Approvals shall be deemed satisfied upon and following such time that Parent or any of its Affiliates has spent an aggregate of at least $[**] in the pursuit of such Milestone Approvals, including any costs incurred in the defense of claims alleging that the Company IP infringes (directly, contributorily, by inducement, or otherwise), misappropriates, or otherwise violates or makes unlawful use of any Intellectual Property Right of any other Person. “Commercially Reasonable Efforts” for purposes of this Section 6.3, means the expenditure of efforts and resources, consistent with the usual practice of Parent with respect to the development and/or commercialization of its other important medical products (with similar commercial and scientific potential at a similar stage in their lifecycle, taking into consideration their safety and efficacy, their cost and timing to develop, the cost of and timing of clinical trials or comparative testing, the competitiveness of alternative formulations or products, as applicable, the anticipated or actual nature and extent of their market exclusivity (including without limitation patent coverage and regulatory exclusivity), the likelihood, timing and cost of seeking and obtaining regulatory approval, and their estimated profitability, including the amounts of marketing and promotional expenditures and all other relevant factors) being actively and diligently pursued by Parent.

(b) Any remaining unpaid Contingent Consideration shall accelerate and become payable if Parent sells, transfers, exchanges, licenses, conveys or otherwise disposes of, to one or more Persons not an Affiliate of Parent (the “Acquiring Entity”) in a series of transactions (i) the Intellectual Property required to obtain the Milestone Approvals and not substituted by other Intellectual Property which is adequate to obtain the Milestone Approvals (the “Required Company Technology”), (ii) the exclusive rights to research, develop, make, use, market, offer for sale, sell, import and distribute the Required Company Technology, or (iii) the Required Company Technology in connection with a sale of substantially all assets of the Company or a transfer of the Company by way of a stock purchase, merger or otherwise; provided however that in each case the unpaid Contingent Consideration shall not accelerate if such sale, transfer, exchange, license or conveyance or other disposition of the Required Company Technology is made to an Acquiring Entity that expressly assumes the obligations hereunder to pay any remaining Contingent Consideration and use Commercially Reasonable Efforts to achieve any remaining Milestone Approvals and to maximize Net Sales where such acquirer is selling or begins selling its own products. For the avoidance of doubt, the fact that the Acquiring Entity or its Affiliates sell a Competing Product, shall not be a factor in determining whether or not the Acquiring Entity is satisfying its Commercially Reasonable Efforts obligation under the Agreement.
(c) In the event that Parent or its designee fails to fulfill at least twenty percent (20%) (i.e. does not fulfill eighty-five percent (80%) or more) of the orders for ArterX received and accepted within six (6) months of receipt by Parent, its Affiliates, licensees or distributors during any calendar quarter in accordance with the terms of such orders within more than thirty (30) days after the delivery due date (such failure, a “Failure to Supply”), Parent shall promptly provide the Securityholders’ Representative with written notice of such Failure to Supply, and Parent shall, to the extent that the Failure to Supply is cured, add Net Sales related to such Failure to Supply to Net Sales calculated for the Revenue Measurement Period during which the applicable order was received. Parent shall keep the Securityholders’ Representative fully informed with respect to Parent’s progress toward curing a Failure to Supply, including by providing Securityholders’ Representative with a monthly written report of the quantity of orders received for ArterX and the percentage of such orders that are fulfilled by Parent or its designee.
(d) Within ninety (90) calendar days after the end of each second and fourth calendar quarter, during the Contingent Consideration Period, Parent shall provide to the Securityholders’ Representative a report of Net Sales for the six (6) month period preceding such report, including, without limitation and on a country-by-country basis, the Net Sales of ArterX sold (and, if applicable, the Net Sales resulting from the sale of Combination Products and the amount by which Net Sales have been reduced by the inclusion of Other Products in the applicable Combination Product) and the exchange rates used (the “Sales Report”). The Securityholders’ Representative hereby agrees to maintain in strictest confidence all information included in any reports it receives pursuant to this Section 6.3(d); provided, however, that notwithstanding anything in this Agreement to the contrary, following Closing, the Securityholders’ Representative shall be permitted to disclose information (i) as required by law, (ii) to employees, advisors or consultants of the Securityholders’ Representative, and (iii) to the Company Securityholders, in each case who have a need to know such information, provided that such persons agree to observe the confidentiality obligations contained herein.
(e) Parent shall maintain complete and accurate records of its Net Sales and calculation of the Contingent Consideration for a period of three (3) years after the end of each fiscal year to which such records pertain. Within eighteen (18) months following the delivery of each Sales Report, the Securityholders’ Representative shall have the right to cause a nationally recognized independent accounting firm reasonably satisfactory to Parent, to audit the records pertaining to such Sales Report, upon reasonable written notice to Parent. Any such audits shall be conducted at the Securityholders’ Representative’s (solely on behalf of the Company Securityholders and taken out of the Representative Reimbursement Fund) expense, unless the results of such audit reveal an underpayment of more than five percent (5%) for any period that is the subject of such audit, in which case Parent shall promptly reimburse the Securityholders’ Representative for the costs of such audit.
6.4 Public Announcements. (i) Neither the Company nor the Securityholders’ Representative shall (and the Company shall not permit any Representative of the Company to) issue any press release or make any public statement regarding this Agreement or the Merger, or regarding any of the other transactions contemplated by this Agreement, without Parent’s prior written consent and (ii) the Parent shall not (and the Parent shall not permit any Representative of the Parent to) issue any press release or make any public statement regarding this Agreement or the Merger, or regarding any of the other transactions contemplated by this Agreement, without the Company’s prior written consent, provided, however, that nothing herein shall be deemed to prohibit Parent from making any public disclosure Parent deems necessary or appropriate under applicable Legal Requirements, including in its sole discretion under any applicable federal or state securities laws.
6.5 Cooperation on Tax Matters. The Parent, Company, and the Securityholders’ Representative shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees or knowledgeable agents available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Parent, Company, and the Securityholders’ Representative agree (i) to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Parent or the Securityholders’ Representative, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Parent, or the Securityholders’ Representative, as the case may be, shall allow the other party, at such party’s sole cost, to take possession or make copies of such books and records. The Parent and the Securityholders’ Representative further agree, upon reasonable request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Body or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).
6.6 Company Directors and Officers.
(a) For a period of six (6) years following the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless each person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer or director of the Company (the “Company Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement (the “Company Indemnified Liabilities”) of or in connection with any claim, action, suit, proceeding or investigation by reason of the fact that such person is or was a director or officer of the Company (the “Company Indemnified Proceedings”), whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after the Effective Time and all Company Indemnified Liabilities based on, or relating to this Agreement or the transactions contemplated hereby (to the extent that such losses, claims, damages, costs, expenses, liabilities or judgments or amounts arose from or are related to this Agreement or the transactions contemplated hereby), in each case to the fullest extent, and only to such extent, such Company Indemnified Parties are indemnified and held harmless under the Company’s certificate of incorporation or bylaws, as the case may be, as set forth in Section 6.6(a) of the Company Disclosure Schedule. In the event any Company Indemnified Party is or becomes involved in any Company Indemnified Proceeding, Parent shall, or shall cause the Surviving Corporation to, pay expenses in advance of the final disposition of any such Company Indemnified Proceeding to each Company Indemnified Party to the extent such Company Indemnified Party is entitled to the advancement of expenses under, and the manner provided in, the Company’s certificate of incorporation or bylaws, as the case may be, as set forth in Section 6.6(a) of the Company Disclosure Schedule.
(b) For a period of six (6) years following the Effective Time, Parent shall cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and the Company Indemnified Parties set forth in Section 6.6(b) of the Company Disclosure Schedule, subject to applicable Law. The Surviving Corporation shall not take any action directly or indirectly to disaffirm or adversely affect the provisions of the Company’s certificate of incorporation and bylaws the agreements disclosed in Section 6.6(b) of the Company Disclosure Schedule, as the case may be.
(c) Parent shall cause the Surviving Corporation to maintain the “tail” directors’ and officers’ liability insurance policy for the Company and its current and former directors, officers and employees purchased by Company prior to the Closing (the costs and expenses of which constitute Company Merger Costs), for six (6) years following the Effective Time of not less than the existing coverage.

(d) This Section 6.6 is intended to be for the benefit of, and shall be enforceable by the Company Indemnified Parties and their heirs and personal representatives and shall be binding on Parent and the Surviving Corporation and its successors and assigns.
6.7 Employee Benefits.
(a) Each employee of the Company who remains employed by Parent, the Surviving Corporation or their respective Subsidiaries after the Effective Time (the “Company Participants”) shall have benefits that are substantially similar in the aggregate to benefits provided to similarly situated employees of Parent. To the extent Parent elects to have the Company Participants participate in any of Parent’s employee benefit plan (a “Parent Plan”) following the Closing Date, (i) each Company Participant will receive credit for purposes of eligibility to participate and vesting under such Parent Plan for years of service with the Company and its Subsidiaries prior to the Closing Date (other than for accruals under any defined benefit pension plan or participation in Parent’s employee stock purchase plan) to the same extent that such service was recognized under a similar Company Employee Plan, and (ii) Parent will use commercially reasonable efforts to cause any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any Parent Plans that are group health plans in which such Company Participants will participate in to be waived. All vacation accrued by Company Participants under the vacation policies of the Company prior to the Effective Time shall be honored by Parent in accordance with applicable Legal Requirements and Parent’s policies, it being understood that any vacation accruals after the Effective Time shall be subject solely to Legal Requirements and Parent’s policies. The foregoing requirements in this Section 6.7(a) are subject to: (i) any required transition period, (ii) any applicable Parent Plan provisions, and (iii) the requirements of applicable Law. Nothing contained in this Agreement shall constitute or be deemed an amendment to any Parent Plan or any other compensation or benefit plan, program or arrangement. Nothing in this Section 6.7(a) shall be construed to create a right in any employee of the Company to employment with the Parent, the Surviving Corporation or any of their Subsidiaries. In each case, while a Company Employee remains employed, the base salary or regular wages as of immediately prior to the Effective Time shall not be decreased for a period of one year following the Effective Time for any Company Employee who continues to be employed by the Parent, the Surviving Corporation or their respective Subsidiaries during that period.
(b) Parent agrees that, from and after the Closing Date, the Company Participants may participate in the employee stock purchase plan sponsored by Parent (the “Parent ESPP”), subject to the eligibility terms and conditions of the Parent ESPP.
(c) Parent shall assume any and all termination payments and obligations relating to Parent declining to offer employees of the Company continued or new employment with Parent or the Surviving Corporation, including but not limited to, any severance, termination, change of control, bonus, vacation, personal time off, sick time, or any other termination-related payment in accordance with Parent’s policies related thereto , which does not qualify as a Change of Control Expense, it being understood that the provisions of this Section 6.7(c) shall not apply if Parent offers to an employee of the Company continued or new employment with Parent or the Surviving Corporation and such employee declines such offer.
6.8 Name Change. As soon as commercially reasonable after Parent’s request, the Company will file a a supplemental name change application to change the Product’s name as requested by Parent. In the event the transactions contemplated under this Merger Agreement are not consummated, Parent will reimburse the Company for all direct expenses incurred by the Company related to such application as well as any costs incurred by the Company related to withdrawing such application.

SECTION 7.
CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB
The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement and the Related Agreements are subject to the satisfaction or written waiver by Parent, at or prior to the Closing, of each of the following conditions:
7.1 Accuracy of Representations. Each of the representations and warranties made by the Company in this Agreement shall have been true in all material respects as of the date of this Agreement (without giving effect to any “Material Adverse Effect” or other materiality qualifications, or any similar qualifications, contained or incorporated directly or indirectly in such representations and warranties) except to the extent that a representation and warranty is made, according to its terms, as of an earlier date then it shall be true in all material respects as of such earlier date, and shall be true in all material respects as of the Closing Date as if made on the Closing Date (without giving effect to any “Material Adverse Effect” or other materiality qualifications, or any similar qualifications, contained or incorporated directly or indirectly in such representations and warranties), except to the extent such representation or warranty, is made, according to its terms, as of an earlier date, then it shall be true in all material respects as of such earlier date.
7.2 Performance of Covenants. All of the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed.
7.3 No Material Adverse Effect. Between the date of this Agreement and the Closing Date, there shall not have been and be continuing any Material Adverse Effect.
7.4 Stockholder Approval. This Agreement, the Merger and the other transactions contemplated hereby shall have been duly approved by the Required Company Stockholder Approval. Additionally, Company Stockholders of no more than five percent (5%) of the outstanding shares of Company Capital Stock (calculated on an as converted to Common Stock basis) shall have exercised, or remain entitled to exercise, statutory rights to appraisal or dissenters’ rights pursuant to the DGCL or the CCC with respect to such shares of Company Capital Stock.

7.5 Consents. All Consents identified in Section 3.14(j) of the Company Disclosure Schedule from any Person or Governmental Body shall have been obtained, shall be in full force and effect and all relevant statutory, regulatory or other governmental waiting periods, if any, whether domestic, foreign or supranational shall have expired.
7.6 Employments. As of the Closing, all of the Company’s current employees shall have received employment offer letters from Parent in accordance with Parent’s customary terms and conditions for employees of similar function, tenure, skills and experience, and at least the employees set forth on Exhibit E shall have accepted such offer letters;
7.7 Consulting Agreement. As of the Closing, Ronald Dieck shall have executed a consulting agreement in the form of Exhibit F, the effectiveness of which shall commence at the Effective Time (the “Consulting Agreement”);
7.8 Non-Competition Agreements. As of the Closing, each of the Management Stockholders shall have executed a non-competition agreement substantially in the form of Exhibit G, the effectiveness of which shall commence at the Effective Time (the “Non-Competition Agreements”);
7.9 Agreements and Documents. Parent shall have received the following agreements and documents, each of which shall be in full force and effect:
(a) the Escrow Agreement, executed by the Escrow Agent and the Securityholders’ Representative;
(b) the General Releases executed by the officers and directors of the Company;
(c) written resignations of all officers and directors of the Company, effective as of the Effective Time;
(d) a payoff letter executed by Silicon Valley Bank in form and substance reasonably satisfactory to Parent evidencing that the Paying Agent has paid any and all outstanding principal and interest, and any other amounts due, under the Silicon Valley Loan Facility;
(e) a copy of the Securityholders’ Representative Agreement duly executed by the parties thereto;
(f) a certificate signed on behalf of the Company by the President certifying that the conditions set forth in Section 7.1, Section 7.2, Section 7.3 and Section 7.4 have been duly satisfied (the “Company Compliance Certificate”);
(g) a legal opinion of Wilson Sonsini Goodrich & Rosati P.C. in the form of Exhibit H;

(h) a certificate signed by the President and Chief Executive Officer of the Company certifying the accuracy in all respects of the Merger Consideration Spreadsheet; and
(i) a certificate, dated as of the Closing Date, signed by the Secretary of the Company (i) attaching true and correct copies of the certificate of incorporation and bylaws, and any amendments thereto, of the Company, (ii) certifying that attached thereto are true and correct copies of (A) actions by written consent or resolutions duly approved by the board of directors and (B) the Required Company Stockholder Approval in form of a written consent, which authorize and approve the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, (iii) certifying that there are no proceedings for the dissolution or liquidation of the Company, and (iv) certifying the incumbency, signature and authority of the officers of the Company authorized to execute, deliver and perform this Agreement and all Related Agreements executed or to be executed by the Company.

7.10 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall have been issued by any Governmental Body and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger, as a result of which the consummation of the Merger would violate such Order or Legal Requirement, as applicable.
7.11 No Other Litigation. There shall not be pending any Legal Proceeding (a) which would reasonably be expected to have a Material Adverse Effect on the Company;
(b) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (c) relating to the Merger and seeking to obtain from Parent or any Parent Subsidiary, or the Company, any damages or other relief that may be material to Parent; (d) seeking to prohibit or limit in any material respect Parent’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Company; or (e) which, if unfavorably adjudicated, would materially and adversely affect the right of Parent or the Surviving Corporation to own the assets or operate the business of the Company.
7.12 FIRPTA Compliance. Parent shall have received the statement and notification referred to in Section 5.7.
7.13 Termination of All Company Options and Other Company Capital Stock Purchase Rights. The Company shall have terminated all Company Options, Company Warrants and any other rights to acquire capital stock of the Company to ensure that all Company Options, Company Warrants and any other rights to acquire capital stock of the Company no longer represent the right to purchase or otherwise acquire any capital stock of the Company, any other equity security or any other consideration of the Company, the Merger Sub, Parent, Surviving Corporation or any other Person.
7.14 Termination of Company Plans. The Company shall have terminated each of the Company Plans set forth in Section 5.8 on terms reasonably satisfactory to Parent, shall have provided evidence reasonably satisfactory to Parent of such termination.

SECTION 8.
CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY
The obligations of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement and the Related Agreements are subject to the satisfaction or written waiver by the Company, at or prior to the Closing, of the following conditions:
8.1 Accuracy of Representations. Each of the representations and warranties made by Parent and Merger Sub in this Agreement and in each of the other agreements and instruments delivered to Parent in connection with the transactions contemplated by this Agreement shall have been true in all material respects as of the date of this Agreement (without giving effect to any “Material Adverse Effect” or other materiality qualifications, or any similar qualifications, contained or incorporated directly or indirectly in such representations and warranties), and shall be true in all material respects as of the Closing Date as if made on the Closing Date (without giving effect to any “Material Adverse Effect” or other materiality qualifications, or any similar qualifications, contained or incorporated directly or indirectly in such representations and warranties), except to the extent such representation or warranty, according to its terms, is made only as of the earlier date.
8.2 Payment of Initial Consideration. Parent shall have deposited the Initial Consideration with the Paying Agent.
8.3 Performance of Covenants. All of the covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects, including, without limitation, Parent’s obligation to deposit cash with the Paying Agent with respect to the Payment Fund and Parent’s deposit of the escrow amounts with the Escrow Agent.
8.4 Documents. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent representing and warranting that the conditions set forth in Section 8.1 through Section 8.3 have been duly satisfied.
8.5 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall have been issued by any Governmental Body and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

SECTION 9.
TERMINATION
9.1 Termination Events. This Agreement may be terminated prior to the Closing:
(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company, if any Order by any Governmental Body of competent jurisdiction preventing or prohibiting consummation of the Merger shall have become final and nonappealable;
(c) by Parent if, if the Required Company Stockholder Approval was not obtained within three calendar days of execution of this Agreement;
(d) by Parent if any of the Company’s representations and warranties contained in this Agreement shall not have been true in all material respects as of the date of this Agreement (without giving effect to any “Material Adverse Effect” or other materiality qualifications contained or incorporated directly or indirectly in such representations and warranties) or shall have become inaccurate as of any subsequent date in all material respects as if made on such subsequent date (without giving effect to any “Material Adverse Effect” or other materiality qualifications contained or incorporated directly or indirectly in such representations and warranties), or if any of the Company’s covenants contained in this Agreement shall have been breached; provided, however, that Parent may not terminate this Agreement under this Section 9.1(d) on account of an inaccuracy in the Company’s representations and warranties or on account of a breach of a covenant by the Company if such inaccuracy or breach is curable by the Company unless the Company fails to cure such inaccuracy or breach within five (5) days after receiving written notice from Parent of such inaccuracy or breach;
(e) by Company if any of the Parent’s representations and warranties contained in this Agreement shall not have been true in all material respects as of the date of this Agreement (without giving effect to any materiality qualifications contained or incorporated directly or indirectly in such representations and warranties) or shall have become inaccurate as of any subsequent date in all material respects as if made on such subsequent date (without giving effect to any materiality qualifications contained or incorporated directly or indirectly in such representations and warranties), or if any of the Parent’s covenants contained in this Agreement shall have been breached; provided, however, that Company may not terminate this Agreement under this Section 9.1(e) on account of an inaccuracy in the Parent’s representations and warranties or on account of a breach of a covenant by the Parent if such inaccuracy or breach is curable by the Parent unless the Parent fails to cure such inaccuracy or breach within five (5) days after receiving written notice from the Company of such inaccuracy or breach; and
(f) by Parent or the Company if the Closing has not taken place on or before the date which is sixty (60) days after the date of this Agreement (the “Termination Date”) (other than as a result of any failure on the part of the party attempting to terminate this Agreement to comply with or perform any of its covenants or obligations set forth in this Agreement).

9.2 Termination Procedures. If either party wishes to terminate this Agreement pursuant to Section 9.1, it shall deliver to the other party a written notice stating that it is terminating this Agreement and setting forth a brief description of the basis on which it is terminating this Agreement.

9.3 Effect of Termination. If this Agreement is terminated pursuant to Section 9.1, all further obligations of the parties under this Agreement shall terminate; provided, however, that: (a) neither the Company nor Parent shall be relieved of any obligation or liability arising from any breach by such party of any representation, warranty, covenant or other provision of this Agreement; and (b) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in this Section 9.3 and Section 11.

SECTION 10.
INDEMNIFICATION
10.1 Survival of Representations.
(a) Subject to the limitations and other provisions of this Section 10, the representations and warranties and certifications contained in this Agreement, the Company Disclosure Schedule or the Compliance Certificate shall survive the Closing for eighteen (18) months, except that the representations and warranties contained in (i) Sections 3.1 (Due Organization), 3.3. (Capitalization), 3.4 (Authority; Binding Nature of Agreement) and 3.9 (Title to Assets) shall survive indefinitely and (ii) Sections 3.19 (Tax Matters), 3.20 (Employee and Labor Matters; Benefit Company Plans), and 3.28 (Finder’s Fees) shall survive the Closing until the expiration of the statute of limitations applicable to the matters covered thereby plus an additional sixty (60) calendar days (the representations and warranties referenced in (i) and (ii) collectively, “Fundamental Representations”). Notwithstanding the foregoing, if at any time prior to the end of the applicable survival period, any Parent Indemnitee delivers to the Securityholders’ Representative a written notice alleging the existence of an inaccuracy in or a breach of any of the representations and warranties made by the Company, then the representation or warranty underlying the claim asserted in such notice shall survive the end of the applicable survival period until such time as such claim is fully and finally resolved. All of the covenants, agreements and obligations of the parties contained in this Agreement or any other document, certificate, schedule or instrument delivered or executed in connection herewith shall survive the Closing.
(b) The representations, warranties, covenants and obligations of the Company, and the rights and remedies that may be exercised by the Parent Indemnitees, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or Knowledge of, any of the Parent Indemnitees or any of their Representatives. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, shall not affect the right to indemnification or payment of Damages pursuant to this Section 10, or other remedy based on such representations, warranties, covenants, and obligations.

10.2 Indemnification by Company Securityholders.
(a) From and after the Closing Date (but subject to Section 10.1(a)), the Company Securityholders (individually, an “Indemnitor”, and collectively, the “Indemnitors”), shall severally, but not jointly, hold harmless and indemnify each Parent Indemnitee from and against, and shall compensate and reimburse each Parent Indemnitee for, any Damages which are suffered or incurred by any of the Parent Indemnitees or to which any Parent Indemnitee may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) and which arise from or as a result of:

(i) any inaccuracy in or breach or alleged breach of any representation or warranty of the Company set forth in this Agreement, the Company Disclosure Schedule or the Company Compliance Certificate;
(ii) any breach or alleged breach of any covenant or obligation of the Company or the Securityholders’ Representative set forth in this Agreement (including the covenants set forth in Sections 5 and 6) or any other document, certificate, schedule or instrument delivered or executed in connection herewith;

(iii) any amount and fees, costs and expenses for which Parent is entitled to indemnification pursuant to Section 2.9(g) or any Company Indebtedness to the extent such Company Indebtedness was not discharged at or prior to Closing; and

(iv) any demands by holders of Company Capital Stock under the DGCL or the CCC, including, without limitation, for fees and costs incurred or expected to be incurred, in connection with any appraisal proceedings and the extent, if any, to which consideration is paid, or expected to be paid, to the holders of Dissenting Shares in excess of the amounts otherwise payable to any such holders of Company Capital Stock pursuant to this Agreement (the “Appraisal Rights Indemnification Liability”)

(v) any Company Merger Costs unpaid as of the Closing;
(vi) any Change of Control Expenses unpaid as of the Closing; and

(vii) any matters relating to or arising out of the Matrix Patent Termination Agreements.

(b) Notwithstanding anything to the contrary contained herein: (i) no claim may be made for any Loss related to or arising from (A) the amount or availability of any Tax asset or attribute (including, but not limited to, net operating loss carryforward or tax credit carryforward) of the Company or (B) the ability of Parent, the Surviving Corporation or their Affiliates to utilize such Tax asset or attribute following the Effective Time.

(c) Any indemnity payment made pursuant to Section 10 shall be treated as an adjustment to the Merger Consideration for Tax purposes, unless a final determination with respect to the Parent Indemnitee causes such payment to be treated other than as an adjustment to the amount of the Merger Consideration for federal income Tax purposes.
(d) In the event the Surviving Corporation suffers, incurs or otherwise becomes subject to any Damages as a result of or in connection with any inaccuracy in or breach or alleged breach of any representation, warranty, covenant or obligation, then (without limiting any of the rights of the Surviving Corporation as a Parent Indemnitee) Parent shall also be deemed, by virtue of its ownership of the stock of the Surviving Corporation, to have incurred Damages as a result of and in connection with such inaccuracy or breach.

10.3 Limitations.
(a) To the extent that Parent Indemnitees are entitled to seek recourse against any future Contingent Consideration under this Section 10.3, Parent Indemnitees may offset any Asserted Damages Amount against any Contingent Consideration that becomes due and payable.
(b) Recourse against the General Escrow Fund shall be the sole and exclusive remedy of the Parent Indemnitees with respect to any and all claims that any of the Parent Indemnitees may have against the Company Securityholders under Section 10.2.(a)(i), (ii), (iii) and (vii), except that for indemnification claims either (i) under Section 10.2(a)(i) based on a breach of a Fundamental Representation or any of the representations and warranties contained in Section 3.13(j) or involving willful breach, fraud or intentional misrepresentation or (ii) under Section 10.2(a)(vii), in each such case the Parent Indemnitees shall be entitled to seek recourse also from any future Contingent Consideration; provided however that the claim amount otherwise available for recourse from future Contingent Consideration based on a breach of the representations and warranties contained in Section 3.13(j) shall be reduced by fifty percent (50%). In no event shall any paid Merger Consideration and distributed amounts from the Escrow Fund received by any Company Securityholders be subject to any clawback or recapture pursuant to this Section 10, except in the case of fraud, by such Company Securityholder, on which Parent has relied.
(c) Recourse against (i) first, the Appraisal Right Escrow Fund and (ii) second, at Parent Indemnitees’ choice, against the General Escrow Fund or future Contingent Consideration or both, shall be the sole and exclusive remedy of the Parent Indemnitees with respect to any and all claims that any of the Parent Indemnitees may have against the Company Securityholders for Appraisal Rights Indemnification Liability (Section 10.2(a)(iv)).
(d) Recourse against (i) first, the Company Merger Costs and Change of Control Expenses Escrow Fund and (ii) second, at Parent Indemnitee’s choice, against the General Escrow Fund or future Contingent Consideration or both, shall be the sole and exclusive remedy of the Parent Indemnitees with respect to any and all claims that any of the Parent Indemnitees may have against the Company Securityholders for Company Merger Costs (Section 10.2(a)(v)) or Change of Control Expenses (Section 10.2(a)(vi)).
(e) The Company Securityholders shall only be obligated to indemnify Parent Indemnitees pursuant to Section 10.2(a)(i) (except in the case of a breach of a Fundamental Representation) for claims which individually involve Damages of at least $25,000 (“Qualified Claims”), it being understood that, subject to Section 10.3(f), Parent may recover the entire amount of any Qualified Claim.
(f) The Company Securityholders shall not be obligated to indemnify Parent Indemnitees pursuant to Section 10.2(a)(i) (except in the case of a breach of a Fundamental Representation) until the aggregate amount of Damages from Qualified Claims equals $500,000 (in the aggregate) (the “Deductible Amount”), whereupon the Company Securityholders shall be obligated to indemnify in respect of aggregate Damages from Qualified Claims in excess of the Deductible Amount.
(g) The limitations set forth in Section 10.3(a) through (f) against any Company Securityholder shall not apply in the event of fraud by such Company Securityholder.
(h) Notwithstanding the foregoing, this Section 10.3 shall not limit Parent’s ability to enforce its rights under this Agreement by a decree of specific performance or other equitable relief, and appropriate injunctive relief may be applied for and granted in connection therewith.
(i) The amount of any Damages recoverable hereunder shall be reduced by the amount of any Tax benefit realized by a Parent Indemnitee in connection with such Damage or any insurance proceeds collected by such Parent Indemnitee in connection with such Damage, net of (i) any increase in insurance premiums, (ii) any applicable insurance deductibles and (iii) costs of collecting such insurance proceeds.

10.4 No Contribution. The Company Securityholders shall not have and shall not exercise or assert (or attempt to exercise or assert) any right of contribution, right of indemnity or other right or remedy against the Surviving Corporation in connection with any indemnification obligation or any other liability to which such Company Securityholders may become subject under or in connection with this Agreement or the Escrow Agreement.
10.5 Defense of Third Party Claims. A Parent Indemnitee shall give written notice to the Securityholders’ Representative of the commencement of any Legal Proceeding initiated by a third party. Such notice shall be given within thirty (30) days after receipt by the Parent Indemnitee of notice of such Legal Proceeding; provided, however, that no delay or failure on the part of the Parent Indemnitee in so notifying the Parent Indemnitee shall relieve the Indemnitors of any liability or obligation hereunder except to the extent-such failure has a material prejudicial effect on the defenses or other rights available to the Indemnitors or the Securityholders’ Representative with respect to such Legal Proceeding. Within thirty (30) days after delivery of such notification, the Securityholders’ Representative may, upon written notice thereof to the Parent Indemnitee and Parent, assume control of the defense of such Legal

Proceeding with counsel reasonably satisfactory to the Parent unless the Parent Indemnitee has notified the Securityholders’ Representative that it has determined in good faith that there is a reasonable probability that such Legal Proceeding may adversely affect the Parent Indemnitees other than as a result of monetary damages; provided that (i) the Securityholders’ Representative may only assume control of such defense if the Securityholders’ Representative has immediate access to sufficient financial means to fund the defense thereof and (ii) the Securityholders’ Representative conclusively, and without qualification or reservation, acknowledges in writing that it has an indemnification obligation pursuant to this Section 10 with respect to a significant portion of the associated Damages. If the Securityholders’ Representative does not, or is not permitted under the terms hereof to, so assume control of the defense of a Legal Proceeding, the Parent shall control such defense. The Securityholders’ Representative may participate in such defense at its own expense on behalf of the Indemnitors. The Parent shall keep the Securityholders’ Representative advised of the status of such Legal Proceeding and the defense thereof. The Securityholders’ Representative shall furnish Parent with such information as it may have with respect to such Legal Proceeding (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise fully cooperate, without delay, with and assist the Parent in the defense of such Legal Proceeding. The fees and expenses of counsel to Parent with respect to a Legal Proceeding shall be considered Damages for purposes of this Agreement if (i) the Parent controls the defense of such Legal Proceeding pursuant to the terms of this section or (ii) the Securityholders’ Representative assumes control of such defense and the Parent Indemnitee reasonably concludes that the Securityholders’ Representative and the Parent Indemnitee have conflicting interests or different defenses available with respect to such Legal Proceeding. The Securityholders’ Representative shall not agree to any settlement of, or the entry of any judgment arising from, any Legal Proceeding without the prior written consent of the Parent, if such settlement or judgment would result in (i) the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of any Parent Indemnitee, (ii) a finding or admission of a violation of Law or violation of any rights of any Person by any Parent Indemnitee, (iii) a finding or admission that would have an adverse effect on other claims made or threatened against any Parent Indemnitee or (iv) a judgment or settlement the consequences of which would materially interfere with or adversely affect the reputation or future business prospects of the Parent Indemnitees. Parent shall not agree to any settlement of, or the entry of any judgment arising from any Legal Proceeding without the prior written consent of the Securityholders’ Representative, such consent not to be unreasonably withheld, conditioned or delayed.
10.6 Indemnification Claims.
(a) In order for any Parent Indemnitee to seek indemnification under this Section 10, Parent shall deliver, in good faith, a written demand (an “Indemnification Demand”) to the Securityholders’ Representative and the Escrow Agent which contains
(i) a reasonably detailed description of the claims for which indemnification is sought and the amount (the “Asserted Damages Amount”) of any Damages incurred or reasonably expected to be incurred by the Parent Indemnitee, (ii) a statement that the Parent Indemnitee is entitled to indemnification under this Section 10 for such Damages and a reasonable explanation of the basis therefor, and (iii) a demand for payment of the Asserted Damages Amount.

(b) Within forty-five (45) days after delivery of an Indemnification Demand to the Securityholders’ Representative, the Securityholders’ Representative shall deliver to Parent a written response (the “Response”) in which the Securityholders’ Representative shall either: (i) agree that the Parent Indemnitee is entitled to receive all of the Asserted Damages Amount, in which case the Securityholders’ Representative and Parent shall deliver to the Escrow Agent, within five days following the delivery of the Response, a written notice executed by both such parties instructing the Escrow Agent to disburse the full Asserted Damages Amount to the extent of the remaining amount in the applicable Escrow Fund to Parent; (ii) agree that the Parent Indemnitee is entitled to receive part, but not all, of the Asserted Damages Amount (such portion, the “Agreed Portion”), in which case the Securityholders’ Representative and Parent shall deliver to the Escrow Agent, within five days following the delivery of the Response, a written notice executed by both such parties instructing the Escrow Agent to disburse the Agreed Portion to the extent of the remaining amount in the applicable Escrow Fund to Parent; or (iii) dispute that the Parent Indemnitee is entitled to receive any of the Asserted Damages Amount. If the Securityholders’ Representative does not so respond in writing, the Securityholders’ Representative shall be deemed to have agreed that the Parent Indemnitee is entitled to receive all of the Asserted Damages Amount, in which case the Parent shall deliver to the Escrow Agent a written notice executed by it instructing the Escrow Agent to disburse the full Asserted Damages Amount to the extent of the remaining amount in the applicable Escrow Fund to Parent.

(c) In the event that the Securityholders’ Representative shall (i) dispute that the Parent Indemnitee is entitled to receive any of the Asserted Damages Amount, or (ii) agree that the Parent Indemnitee is entitled to only the Agreed Portion of the Asserted Damages Amount, the Securityholders’ Representative and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each of the indemnification claims that comprise the Asserted Damages Amount (or the portion of the Asserted Damages Amount not comprising the Agreed Portion). If the Securityholders’ Representative and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by both such parties and shall be promptly furnished to the Escrow Agent. If no such agreement can be reached after good faith negotiation within thirty (30) days after delivery of a Response, either Parent or the Securityholders’ Representative may seek a resolution of the dispute under Section 11.8.

SECTION 11.
MISCELLANEOUS PROVISIONS
11.1 Securityholders’ Representative.
(a) The Company Securityholders, by approving this Agreement and the transactions contemplated hereby, hereby irrevocably appoint Fortis Advisors LLC as Securityholders’ Representative in accordance with the terms of the securityholders’ representative agreement attached hereto as Exhibit I (the “Securityholders’ Representative Agreement”), including to act as their agent and attorney-in-fact for purposes of this Agreement and the Escrow Agreement, consent to the taking by the

Securityholders’ Representative of any and all actions and the making of any decisions required or permitted to be taken by it under this Agreement and the Escrow Agreement (including the exercise of the power to authorize delivery to Parent of the Escrow Funds in satisfaction of claims by Parent or otherwise, agree to, negotiate, enter into settlements and compromises of and demand arbitration, and comply with orders of courts and awards of arbitrators with respect to such claims or otherwise, resolve any claims made pursuant to Section 10 and the Escrow Agreement, and to take all actions necessary or appropriate in the judgment of the Securityholders’ Representative for the accomplishment of the foregoing) and waive any and all defenses which may be available to contest, negate or disaffirm the action of the Securityholders’ Representative taken in good faith under this Agreement or the Escrow Agreement. Parent shall be entitled to deal exclusively with the Securityholders’ Representative on all matters relating to this Agreement and the Escrow Agreement, and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Company Securityholder by the Securityholders’ Representative, and on any other action taken or purported to be taken on behalf of any Company Securityholder by the Securityholders’ Representative, as fully binding upon such Company Securityholder. The rights and obligations of the Securityholders’ Representative shall be as set forth herein and in the Securityholders’ Representative Agreement. If the Securityholders’ Representative shall become unable to fulfill its responsibilities as agent of the Company Securityholders, then the Company Securityholders who held a majority of the voting Company Capital Stock immediately prior to the Merger (the “Requisite Former Company Securityholders”) are authorized and shall, within 10 days after disability or resignation, appoint a successor agent and, promptly thereafter, shall notify Parent of the identity of such successor. Any such successor shall become the “Securityholders’ Representative” for purposes of this Agreement and the Escrow Agreement. If for any reason there is no Securityholders’ Representative at any time, all references herein to the Securityholders’ Representative shall be deemed to refer to the Requisite Former Company Securityholders.
(b) The Escrow Agent shall hold the Representative Reimbursement Fund in trust for the benefit of the Company Securityholders. The Securityholders’ Representative shall be permitted to withdraw funds from the Representative Reimbursement Fund to reimburse it for any Representative Expenses or Damages incurred hereunder. If the Representative Reimbursement Fund is insufficient to cover such Representative Expenses or Damages, the Securityholders’ Representative shall, at its election, recover such amounts from any distribution of the Escrow Funds or Contingent Consideration otherwise distributable to the Company Securityholders at the time of distribution, or directly from the Company Securityholders in accordance with their Initial Pro Rata Portion. Upon the termination of the Contingent Consideration Period (or such later date as is reasonably determined by the Securityholders’ Representative), the Escrow Agent shall transfer to the Paying Agent, for distribution to the Company Securityholders in accordance with their Initial Pro Rata Portion, all amounts then remaining in the Representative Reimbursement Fund. The Company Securityholders acknowledge that the Securityholders’ Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or administration of the Securityholders’ Representative’s duties. For the avoidance of doubt, under no circumstances shall the Company, Parent or any of their Affiliates be liable, directly or indirectly, for (i) any costs, expenses or fees incurred by, or any Damages suffered or incurred by, the Securityholders’ Representative, or (ii) any Damages suffered or incurred by any Person arising out of or related to the Securityholders’ Representative actions or failures to act.
11.2 Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.
11.3 Fees and Expenses. Each party to this Agreement shall bear and pay all fees, costs and expenses (including legal fees and accounting fees) that have been incurred or that are incurred by such party in connection with the transactions contemplated by this Agreement, including all fees, costs and expenses incurred by such party in connection with or by virtue of
(a) the investigation and review conducted by Parent and its Representatives with respect to the Company’s business (and the furnishing of information to Parent and its Representatives in connection with such investigation and review), (b) the negotiation, preparation and review of this Agreement (including the Company Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement, (c) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement, and the obtaining of any Consent required to be obtained in connection with any of such transactions, and (d) the consummation of the Merger, provided that to the extent such fees, costs and expenses constitute Company Merger Costs, they shall be disbursed by the Paying Agent as provided under this Agreement.
11.4 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service, or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):
if to Parent:
THE MEDICINES COMPANY
One Cambridge Center
Cambridge, MA 02142
Attn: Bruce Rosengard, VP New Business Ventures
Fax: (862) 207-4108

and

THE MEDICINES COMPANY
8 Sylvan Way
Parsippany, NJ 07054
Attn: Paul Antinori, Senior Vice President and General Counsel
Fax: (862) 207-6062

with a copy to (which copy shall not constitute notice):
GIBBONS P.C.
One Gateway Center Newark, NJ 07102
Attn: Frank T. Cannone, Esq.
Attn: David E. De Lorenzi, Esq. Fax: (973) 596-0545

if to the Company:

TENAXIS MEDICAL, INC.
835 Maude Ave.
Mountain View, CA 94043
Attn: Mr. Ronald Dieck, President and CEO
Fax: (650) 691-9056

with a copy to (which copy shall not constitute notice):
WILSON SONSINI GOODRICH & ROSATI P.C.
650 Page Mill Road
Palo Alto, CA 94304-1050
Attn: J. Casey McGlynn, Esq.
Attn: Scott Murano, Esq. Fax: (650) 493-6811

if to the Securityholders’ Representative:

FORTIS ADVISORS LLC
E-Mail: Notices@fortisrep.com
Fax: 858-408-1843
Attn: Notice Department with a copy to (which copy shall not constitute notice):

WILSON SONSINI GOODRICH & ROSATI P.C.
650 Page Mill Road
Palo Alto, CA 94304-1050
Attn: J. Casey McGlynn, Esq.
Attn: Scott Murano, Esq.
Fax: (650) 493-6811

11.5 Time of the Essence. Time is of the essence of this Agreement.

11.6 Headings. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
11.7 Counterparts. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.
11.8 Governing Law; Jurisdiction; No Jury Trial.
(a) Governing Law. This Agreement shall be deemed made in and all respects shall be interpreted, construed and governed by and in accordance with the laws of the State of Delaware without regard to its conflicts of laws principles that might refer to the laws of another jurisdiction.
(b) Jurisdiction. The parties hereby irrevocably submit to the jurisdiction of the Delaware Court of Chancery or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware in respect of the interpretations and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware, or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware. The parties hereby consent to and grant Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, the United States District Court for the District of Delaware, jurisdiction over the person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or papers in connection with any such action or proceeding in the manner provided in Section 11.4 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

(c) No Jury Trial

EACH OF THE PARTIES TO THIS AGREEMENT WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY DISPUTE OF ANY NATURE WHATSOEVER THAT MAY ARISE BETWEEN THEM, INCLUDING, BUT NOT LIMITED TO, THOSE DISPUTES RELATING TO OR INVOLVING IN ANY WAY THE

CONSTRUCTION, PERFORMANCE OR BREACH OF THIS AGREEMENT OR ANY OTHER AGREEMENT BETWEEN THE PARTIES, THE PROVISIONS OF ANY FEDERAL, STATE OR LOCAL LAW, REGULATION OR ORDINANCE NOTWITHSTANDING. By execution of this Agreement, each of the parties hereto acknowledges and agrees that it has had an opportunity to consult with legal counsel and that it knowingly and voluntarily waives any right to a trial by jury of any dispute pertaining to or relating in any way to the transactions contemplated by this Agreement, the provisions of any federal, state or local law, regulation or ordinance notwithstanding.
11.9 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and assigns (if any). Prior to the Effective Time, the Company, Merger Sub and Parent shall not assign this Agreement or any rights or obligations hereunder (by operation of law or otherwise) to any Person, it being understood that nothing in this Section 11.9 shall prohibit Parent or any Parent Subsidiary from consummating any merger, acquisition, disposition or similar transaction with any Person.
11.10 Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement for the benefit of any other party to this Agreement, such other party shall be entitled (in addition to any other remedy that may be available to it) to (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (b) an injunction restraining such breach or threatened breach.
11.11 Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
11.12 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of all of the parties hereto.
11.13 Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

11.14 Parties in Interest. Except for the provisions of Section 2.1, Section 6.6, Section 10 and Section 11.1, none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties hereto and, with respect to their right to receive the Merger Consideration following the Effective Time subject to the terms and conditions of this Agreement and the representations and warranties made herein, the Company Securityholders and their respective successors and assigns (if any).
11.15 Entire Agreement. This Agreement and the Related Agreements set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof; provided, however, that the Mutual Non-Disclosure Agreement, dated March 14, 2013 by and between Parent and the Company shall not be superseded by this Agreement and shall remain in effect in accordance with its terms until the date on which such Mutual Non-Disclosure Agreement is terminated in accordance with its terms.
11.16 Construction.
(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.
(b) References to dollars or “$”mean United States Dollars.
(c) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.
(d) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
(e) Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

The parties hereto have caused this Agreement to be executed and delivered as of the date first set forth above.
THE MEDICINES COMPANY
a Delaware corporation
By: /s/ Glenn P. Sblendorio
Name: Glenn P. Sblendorio
Title: President and Chief Financial Officer

NAPA ACQUISITION CORP.
a Delaware corporation
By: /s/ Glenn P. Sblendorio
Name: Glenn P. Sblendorio
Title: President

TENAXIS MEDICAL, INC.
a Delaware corporation
By: /s/ Ronald Dieck
Name: Ronald Dieck
Title: President and CEO

FORTIS ADVISORS LLC, as Securityholders’ Representative
By: /s/ Ryan Simkin
Name: Ryan Simkin
Title: Managing Director

EXHIBIT A
CERTAIN DEFINITIONS
For purposes of the Agreement (including this Exhibit A):
“Acquisition Transaction” means any transaction directly or indirectly involving:
(a) the sale, license or disposition of all or a material portion of the business or assets of a Person or any direct or indirect subsidiary or division of such Person;
(b) the issuance, grant or disposition of: (i) capital stock or other equity security of such Person, or any direct or indirect subsidiary of such Person; (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock or other equity security of such Person or any direct or indirect subsidiary of such Person; or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity security of such Person or any direct or indirect subsidiary of such Person;
(c) any merger, consolidation, business combination, share exchange, recapitalization, reorganization or similar transaction involving such Person or any direct or indirect subsidiary of such Person; or
(d) any transaction that could reasonably be expected to have an adverse effect upon the Merger and the transactions contemplated by the Agreement; provided, however, that: (A) the grant of Company Options to the Company’s employees in the ordinary course of business will not be deemed to be an “Acquisition Transaction” if such grant: (1) is made pursuant to a Company Option Plan; and (2) is consistent with the Company’s past practices; and (B) the issuance of Company Common Stock upon the valid exercise of Company Options or conversion of Company Preferred Stock will not be deemed to be an “Acquisition Transaction.”

“Activities to Date” has the meaning set forth in Section 3.25(a) of this Agreement.
“Acquiring Entity” has the meaning set forth in Section 6.3(b) of this Agreement.
“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by or under common control with such Person.
“Agreed Portion” has the meaning set forth in Section 10.6(b) of this Agreement.
“Agreement” means the Agreement and Plan of Merger to which this Exhibit A is attached (including the Company Disclosure Schedule), as it may be amended from time to time.
“Appraisal Right Escrow Fund” has the meaning set forth in Section 2.6(a)(ii) of this Agreement.

“Appraisal Right Escrow Period” has the meaning set forth in Section 2.6(a)(ii) of this Agreement.

“Appraisal Rights Indemnification Liability” has the meaning set forth in Section 10.2(a)(iv) of this Agreement.
“ArterX” means the Company’s surgical sealant product.
“Asserted Damages Amount” has the meaning set forth in Section 10.6(a) of this Agreement.
“Bonus Plan” means the Key Service Provider Bonus Plan adopted by the Board of Directors of the Company on the date hereof providing for additional compensation after the 5th anniversary of the Closing.
“Cash and Cash Equivalents” means cash and short term investments and other liquid assets applied on a consistent basis; provided that such amounts are not pledged as collateral or otherwise.
“Cause” has the meaning set forth in the Consulting Agreement.
“CCC” has the meaning set forth in Section 2.7(a) of this Agreement.
“CE Marking” shall be defined in accordance with Article 17 of Council Directive 93/42/EEC concerning medical devices.

“Certificate of Merger” has the meaning set forth in Section 1.3 of this Agreement.

“Change of Control Expenses” means any amounts due under any change in control, bonus, retention or severance plan or similar arrangement, with the exception of the Key Service Provider Bonus Plan, established by the Company prior to Closing and any Transaction Payroll Taxes with respect to such amounts, but not including any amounts included in Company Merger Costs or Current Liabilities.

“Closing” has the meaning set forth in Section 1.3 of this Agreement.
“Closing Date” has the meaning set forth in Section 1.3 of this Agreement.
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.
“Combination Product” means any product which combines a Product with any Other Product.
“Commercially Reasonable Efforts” has the meaning set forth in Section 6.3(a) of this Agreement.

“Common Stock Warrant” means a warrant or other right to purchase shares of Company Common Stock.
“Company” has the meaning set forth in the introductory paragraph of this Agreement.
“Company Accounting Policies” has the meaning set forth in Section 2.9(a) of this Agreement.
“Company Capital Stock” means the Company Common Stock and Company Preferred Stock.
“Company Common Stock” means the Common Stock of the Company, par value $0.001 per share.
“Company Compliance Certificate” has the meaning set forth in Section 7.9(f) of this Agreement.
“Company Constituent Documents” has the meaning set forth in Section 3.2 of this Agreement.
“Company Contract” means any Contract, including any amendment or supplement thereto: (a) to which the Company is a party; (b) by which the Company or any of its assets is or may become bound or under which the Company has, or may become subject to, any obligation; or (c) under which the Company has or may acquire any right or interest.
“Company Disclosure Schedule” means the schedule (dated as of the date of this Agreement) delivered to Parent on behalf of the Company on the date of this Agreement and signed by the President of the Company.
“Company Financial Statements” has the meaning set forth in Section 3.6(a) of this Agreement.
“Company Indebtedness” means (i) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for borrowed money, including the Note Obligations, (ii) amounts owing as deferred purchase price for property, (iii) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (iv) commitments or obligations by which the Company assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit), (v) indebtedness secured by a Lien on any assets and properties of the Company, (vi) obligations to repay deposits or other amounts advanced by and owing to third parties, (vii) obligations under any interest rate, currency or other hedging agreement, or (viii) guarantees, to the extent payable, with respect to any indebtedness, obligations, claim or liability of any other Person of a type described in clauses (i) through (vii) above. Company Indebtedness shall not, however, include accounts payable to trade creditors and accrued expenses arising in the ordinary course of business consistent with past practice. Further, Company Indebtedness shall not include Company Merger Costs, Change of Control Expenses, Current Liabilities, or Parent FICA Taxes. For the avoidance of doubt, Company Indebtedness includes, but is not limited to, any and all amounts outstanding under the Silicon Valley Loan Facility.

“Company Indebtedness Amount” means the aggregate amount necessary to discharge in full the Company Indebtedness as of the Closing Date.
“Company Indemnified Liabilities” has the meaning set forth in Section 6.6(a) of this Agreement.
“Company Indemnified Parties” has the meaning set forth in Section 6.6(a) of this Agreement.
“Company Indemnified Proceedings” has the meaning set forth in Section 6.6(a) of this Agreement.
“Company Information Statement” has the meaning set forth in Section 5.5(a) of this Agreement.
“Company IP” means all Intellectual Property Rights and Intellectual Property owned by or exclusively licensed to the Company.
“Company IP Contract” means any Contract to which the Company is a party or by which the Company is bound, that contains any assignment or license of, or covenant not to assert or enforce, any Intellectual Property Right or that otherwise relates to any Company IP or any Intellectual Property developed by, with, or for the Company.
“Company Leased Real Property” has the meaning set forth in Section 3.12(b) of this Agreement.
“Company Merger Costs” means the total amounts of all fees, costs and expenses (including any attorney’s, accountant’s, financial advisor’s or finder’s fees or expenses (including the Leerink Swann Fees or any indemnification amounts payable under Leerink Swann's engagement letter) or other tax or professional advisory or consulting fees or expenses) or liabilities incurred by the Company on or prior to the Closing in connection with (a) any internal due diligence conducted by the Company with respect to the Merger, (b) the auction and sale of the Company, (c) the negotiation, preparation and review of this Agreement (including the Company Disclosure Schedule) and all Related Agreements and legal opinions delivered or to be delivered in connection with the transactions contemplated by this Agreement, (d) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement, (e) the obtaining of any Consent required to be obtained in connection with any transactions contemplated hereby, (f) any costs and expenses related to the appointment of the Securityholders’ Representative, (g) the “tail” directors’ and officers’ liability insurance policy purchased under Section 6.6(c), (h) any payments due and payable by the Company under the [**] Patent Termination Agreements, (i) Company Stockholders’ portion of fees payable to a Neutral Auditor under Section 2.9(e), and (j) otherwise in connection with the Merger and the transactions contemplated hereby, in each case to the extent not included in Change of Control Expenses, Current Liabilities or Parent FICA Taxes.

“Company Merger Costs and Change of Control Expenses Escrow Fund” shall have the meaning set forth in Section 2.6(a)(iii) of this Agreement.

“Company Participants” has the meaning set forth in Section 6.7(a) of this Agreement.

“Company Plan” has the meaning set forth in Section 3.20(h) of this Agreement.

“Company Options” mean options to purchase shares of Company Common Stock
(whether granted by the Company pursuant to a stock option plan, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

“Company Option Holder” means a holder of Company Options as of immediately prior to the Effective Time.

“Company Option Plan” mean the 2004 Stock Plan of the Company.

“Company Preferred Stock” means, collectively, the Company Series A Preferred Stock, Company Series B Preferred Stock, Company Series C Preferred Stock and Company Series D Preferred Stock.

“Company Privacy Policy” means each external or internal, past or present privacy policy of the Company, including any policy relating to (i) the privacy of users of the Company’s products or website, (ii) the collection, storage, disclosure, and transfer of any User Data or Personal Data, and (iii) any employee information.

“Company Returns” has the meaning set forth in Section 3.19(a) of this Agreement.

“Company Securityholders” means the Company Stockholders, the Company Option Holders and the Company Warrant Holders.

“Company Series A Preferred Stock” means the Series A Convertible Preferred Stock of the Company, par value $0.001 per share.

“Company Series B Preferred Stock” means the Series B Convertible Preferred Stock of the Company, par value $0.001 per share.
“Company Series C Preferred Stock” means the Series C Convertible Preferred Stock of the Company, par value $0.001 per share.

“Company Series D Preferred Stock” means the Series D Convertible Preferred Stock of the Company, par value $0.001 per share.

“Company Software” has the meaning set forth in Section 3.13(l) of this Agreement.

“Company Stock Certificate” has the meaning set forth in Section 2.4 of this Agreement.

“Company Stockholder” means a holder of Company Capital Stock as of immediately prior to the Effective Time.

“Company Subsidiary” means any Subsidiary of the Company.

“Company Warrant” means Common Stock Warrants and Series C Warrants.
“Company Warrant Holder” means a holder of Company Warrants as of immediately prior to the Effective Time.
“Competing Product” means a product commercialized by the Acquiring Entity or its Affiliates for which the Acquiring Entity or its Affiliate has received, or has rights under, a marketing authorization for the same, or a substantially similar, indication for use as ArterX in any country.
“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
“Consulting Agreement” has the meaning set forth in Section 7.7 of this Agreement.
“Contingent Consideration” shall have the meaning set forth in Section 2.1(b) of this Agreement.
“Contingent Consideration Period” shall have the meaning set forth in Section 2.1(b) of this Agreement.
“Contingent Pro Rata Portion” shall mean with respect to each Company Securityholder, the quotient obtained by dividing (x) the number of shares of Company Capital Stock, shares underlying Company Options and shares underlying Company Warrants held by such holder as of the Effective Time (in each case, with respect to any exercises or conversions into Company Common Stock or Company Preferred Stock that are to be effective immediately prior to or simultaneous with the Merger being given effect) by (y) the total number of Outstanding Shares as of the Effective Time.
“Contract” means any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, warranty, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, whether express or implied.
“Costs and Expenses Escrow Period” shall have the meaning set forth in Section 2.6(a)(iii) of this Agreement.
“Current Assets” means the aggregate amount of the accounts receivable, short-term investments, inventory and prepaid and other current assets of the Company (excluding Cash and Cash Equivalents) as determined under GAAP consistent with the Company’s past practices.
“Current Liabilities” means the accounts payable and accrued liabilities of the Company as determined under GAAP consistent with the Company’s past practices, but not including the Company Merger Costs, Change of Control Expenses, Company Indebtedness and Parent FICA Taxes.
“Damages” include any loss, damage, decline in value, injury, liability, claim, demand, settlement, judgment, award, criminal or civil fine, penalty, Tax, fee (including reasonable attorneys’ fees), charge, cost (including costs of investigation), remediation of non-compliance with regulatory requirements, or expense of any nature.
“DGCL” shall have the meaning set forth in Section 1.2 of this Agreement.
“Dissenting Share” has the meaning set forth in Section 2.7(a) of this Agreement.
“Effective Time” has the meaning set forth in Section 1.3 of this Agreement.
“EMEA” means the European Medicines Agency.
“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature affecting property, real or personal, tangible or intangible, including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset, any lease in the nature thereof and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statute of any jurisdiction).
“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.
“Environmental Laws” means any Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Legal Requirement relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, recycling, transport or handling of Materials of Environmental Concern.
“Environmental Permits” has the meaning set forth in Section 3.21(c) of this Agreement.
“ERISA” has the meaning set forth in Section 3.20(i) of this Agreement.
“Escrow Agent” has the meaning set forth in Section 2.6(a)(i) of this Agreement.
“Escrow Agreement” has the meaning set forth in Section 2.6(a)(i) of this Agreement.
“Escrow Funds” has the meaning set forth in Section 2.6(a)(iii) of this Agreement.
“Estimated Working Capital Amount” has the meaning set forth in Section 2.9(a) of this Agreement.
“Europe” shall mean the European Union.

“Existing Cash-Out Stock Option” has the meaning set forth in Section 2.3(a) of this Agreement.
“Existing Cash-Out Warrant” has the meaning set forth in Section 2.3(b) of this Agreement.
“Export Approval” has the meaning set forth in Section 3.18(a) of this Agreement.
“Failure to Supply” has the meaning set forth in Section 6.3(c) of this Agreement.
“FDA” means the United States Food and Drug Administration.
“FDCA” means the U.S. Federal Food, Drug and Cosmetics Act.
“Final Working Capital Amount” has the meaning set forth in Section 2.9(e) of this Agreement.
“FMLA” means the Family Medical Leave Act of 1993, as amended.
“Fundamental Representations” has the meaning set forth in Section 10.1(a) of this Agreement
“GAAP” means generally accepted accounting principles in the United States.
“General Escrow Fund” has the meaning set forth in Section 2.6(a)(i) of this Agreement.
“General Escrow Period” has the meaning set forth in Section 2.6(a)(i) of this Agreement.
“General Releases” has the meaning set forth in Section 5.6 of this Agreement.
“Good Reason” has the meaning set forth in the Consulting Agreement.
“Governmental Authorization” means any: (a) approval, permit, license, certificate, franchise, permission, clearance, registration, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement, including, for the avoidance of doubt but without limitation, a CE Marking, or (b) right under any Contract with any Governmental Body.
“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign, supranational or other government; or (c) governmental, self-regulatory or quasi-governmental authority of any nature (including any governmental division, department, agency (including, but not limited to, the FDA), commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal), including, for the avoidance of doubt but without limitation, a Notified Body.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended.
“IDE Approval Date” means (1) the date that is thirty (30) days after FDA receives an investigational device application (IDE) for the clinical investigation of a Product, unless FDA notifies the sponsor that the investigation may not begin or may only begin under certain conditions; or (2) the date that FDA unconditionally approves, by order, an IDE for the investigation of a Product.
“Indemnification Demand” has the meaning set forth in Section 10.6(a) of this Agreement.
“Indemnitor” has the meaning set forth in Section 10.2(a) of this Agreement.
“Indemnitors” has the meaning set forth in Section 10.2(a) of this Agreement.
“Initial Consideration” shall mean Fifty Eight Million Dollars ($58,000,000) plus the Company’s Cash and Cash Equivalents as of the Effective Time, minus any Working Capital Deficit Amount or plus any Working Capital Surplus Amount, minus any Company Merger Costs incurred as of the Closing, minus any Change of Control Expenses of the Company incurred as of the Closing, and minus Company Indebtedness.
“Initial Pro Rata Portion” shall mean with respect to each Company Securityholder, the quotient obtained by dividing (x) the Initial Consideration payable to such Company Securityholder (disregarding for purposes hereof the reduction in such Initial Consideration to be paid for amounts contributed to the Escrow Funds and or Representative Reimbursement Fund on such Company Securityholder’s behalf) by (y) the Initial Consideration.
“Intellectual Property” means all data, formulae, inventions (whether or not patentable), know-how, trade secrets, methods, processes, formulations, proprietary information, protocols, specifications, techniques, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as laboratory notebooks, samples, studies and summaries).
“Intellectual Property Rights” mean and includes all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, and mask works; (b) trademark, trade name and trade dress rights and similar rights and all goodwill associated therewith; (c) trade secret rights; (d) patents and industrial property rights; (e) other proprietary rights in Intellectual Property of every kind and nature; and (f) all registrations, renewals, extensions, combinations, divisions, or reissues of, and applications for, any of the rights referred to in clauses (a) through (e) above.
“Knowledge” means that an individual will be deemed to have “Knowledge” of a particular fact or other matter if (i) such individual is actually aware of such fact or other matter or (ii) an individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonable investigation concerning the existence of such fact or other matter. The Company will be deemed to have “Knowledge” of a fact or other matter if [**] or [**] has, or at any time had, Knowledge of such fact or other matter.
“Leases” has the meaning set forth in Section 3.12(b) of this Agreement.
“Leerink Swann Fees” has the meaning set forth in Section 3.28 of this Agreement.
“Legal Proceeding” means any ongoing or threatened action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.
“Legal Requirement” means any federal, state, local, municipal, foreign or international, multinational other law, federal or state securities laws, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.
“Letter of Transmittal” has the meaning set forth in Section 2.5(c) of this Agreement.
“Loss Leader Discount” means, with respect to any commercial sale of a Loss Leader Product to a customer, the amount by which the average sales price of ArterX sold to such customer (or, with respect to the first sale of ArterX to such customer, the average sales price of ArterX in the applicable country of territory to other similarly situated customers of Parent) during the three (3) month period preceding the month of such commercial sale as a Loss Leader Product exceeds the actual sales price of ArterX as a Loss Leader Product to such customer (but excluding any excess attributable to customary or other commercially reasonable discounts).

“Loss Leader Product” shall mean units of ArterX which are sold to a customer at a discount (excluding customary or other commercially reasonable discounts applied for purposes that do not include inducing the purchase of other products from Parent) exceeding 30% of the average sales price at which ArterX was sold to such customer during the three (3) month period immediately preceding the month in which ArterX was sold with such discount, provided that with respect to the initial sale of ArterX to a customer, it shall be considered a Loss Leader Product if ArterX is sold to a customer at a discount (excluding customary or other commercially reasonable discounts applied for purposes that do not include inducing the purchase of other products from Parent) that exceeds 30% of the average sales price at which ArterX was sold during the three (3) month period preceding the month in which such initial sale occurs to other similarly situated customers of Parent which are also located in the same territory as such customer, provided in each case that such discount was offered together with, and conditional upon, the purchase by such customer at the same time of products of Parent other than ArterX.

“Made Available” means with respect to a document, the uploading of such document onto the electronic datasite established and maintained by the Company in connection with this Transaction in such a manner as to allow Parent (and Parent’s Representatives) the ability to view such document.

“Management Stockholders” means Ronald Dieck and Stephen Williams.
“Materials of Environmental Concern” means chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance and matter in any state (solid, liquid, gaseous state) and in such concentration that is now or hereafter regulated by any Environmental Law.
“Material Adverse Effect” means, with respect to the Company, a material adverse effect upon the financial condition, prospects, business, or results of operations of the Company; provided, however, that any adverse change, event or effect arising from or related to
(i) conditions affecting the United States economy or any foreign economy generally, (ii) any national or international political or social conditions, including the engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack or otherwise, (iii) financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in GAAP or official interpretations thereof, (v) the public announcement of the Merger, (vi) the taking of any action contemplated by this Agreement and the other agreements contemplated hereby, including the completion of the transactions contemplated hereby and thereby, (vii) the failure to meet internal forecasts or financial projections (it being understood that the underlying causes of, or factors contributing to, the failure to meet such projections may be taken into account in determining whether a Material Adverse Effect has occurred) or (viii) any adverse change in or effect on the business of the Company that is cured prior to the Closing, shall not be taken into account in determining whether a “Material Adverse Effect” has occurred; provided further that, with respect to a matter described in any of the foregoing clauses (ii), (iii) and (iv), such matter shall only be excluded so long as such matter does not have a disproportionate effect on the Company, relative to other comparable entities operating in the industry in which the Company operates.
“[**]” means [**].
“[**] License” means that certain license agreement between the Company and [**], dated May 28, 2004, as amended.
“[**] Licenses” means that certain license agreement between [**] and [**], dated June 27, 2004, as amended, as well as that certain license agreement between [**] and [**], dated August 22, 2005, as amended.
“[**] Patent Termination Agreements” has the meaning set forth in Section 3.13(n) of this Agreement.
“Merger” has the meaning set forth in the Recitals to this Agreement.
“Merger Consideration” means the Initial Consideration plus the Contingent Consideration.
“Merger Consideration Spreadsheet” has the meaning set forth in Section 2.8(b) of this Agreement.

“Merger Sub” has the meaning set forth in the introductory paragraph of this Agreement.
“Milestone Approvals” shall mean the regulatory approvals as described in Section 2.1(b)(i) and Section 2.1(b)(ii), each such regulatory approval, a “Milestone Approval”.
“Minimum Company Stockholder Approval” has the meaning set forth in Section 3.4(b) of this Agreement.
“Net Sales” shall mean the gross amounts invoiced for sales of Combination Products or Products by the Parent, Company, Surviving Corporation, their respective Affiliates or licensees to a non-Affiliated third party, plus in respect of units of Products that are Loss Leader Products, the aggregate Loss Leader Discount applicable to such Loss Leader Products (the “Gross Sales”), less the following deductions (in each case to the extent specifically related to Products and incurred by the selling party and included in such invoiced amount):
(a) customary and commercially reasonable trade, cash and quantity discounts, in each case stated in the applicable invoice and for a purpose unrelated to those identified in subsection (i) below;
(b) bona fide chargeback payments, rebates, credits and discounts mandated or granted to (i) managed healthcare organizations, (ii) federal, state or provincial or local governments or other agencies, including, but not limited to, discounts under the 340B Drug Discount Program, (iii) purchasers or reimbursers or (iv) trade customers, including wholesalers and buying groups, in each case applied for purposes that do not include rewarding the purchase of Other Products from Parent (it being understood that chargeback payments, rebates, credits and discounts on Combination Products by itself shall not constitute a reward for the purchase of Other Products);

(c) inventory management fees and other fees for service paid to wholesalers and distributors;
(d) amounts repaid or credits taken by reason of returns;
(e) tariffs, duties, excises and Taxes on sales (including sales or use Taxes or value added Taxes) to the extent imposed upon and paid directly with respect to such sales (but excluding national, state or local Taxes based on income);
(f) freight, insurance, packing costs and other transportation charges specifically relating to the sale and separately stated in the invoice therefor;
(g) invoiced amounts that are written off as uncollectible, provided that if such amounts are subsequently collected, such amounts shall again be included in Net Sales;
(h) amounts repaid or credits taken by reason of damaged goods, rejections, defects, expired dating, or recalls or because of retroactive price reductions or billing errors;

(i) discounts paid under state legislated or Company-sponsored discount prescription drug programs or patient assistance programs or reductions for coupon and voucher programs; and
(j) any other deductions required by GAAP;
provided however that the aggregate value of the discounts set forth in paragraphs (e)-(j) shall not exceed six percent (6%) of Gross Sales within the first three years after Closing and the aggregate value of the discounts set forth in paragraphs (d)-(j) shall not exceed six percent (6%) of Gross Sales thereafter.
Such amounts shall be determined from the books and records of the Parent, maintained in accordance with GAAP, or other similar generally accepted accounting principles used by the Company, consistently applied. Sales of ArterX between or among the Company and Parent or its Affiliates for resale shall not be included within Net Sales; provided, however, that any subsequent sale of ArterX to another non-Affiliate Person shall be included within Net Sales. With respect to sales of ArterX invoiced in U.S. dollars, Net Sales shall be expressed in U.S. dollars. With respect to sales of ArterX invoiced in currencies other than U.S. dollars, the then current standard exchange rate methodology for the translation of foreign currency sales into U.S. dollars shall be applied consistent with the Parent’s operating procedures. Notwithstanding the foregoing, with respect to sales of a Combination Product, the Net Sales shall be calculated by multiplying the total Net Sales of the Combination Product by the fraction A/(A+B), where A is the average per unit Net Sales of ArterX sold separately, and B is the sum of the average per unit Net Sales of the Other Products, in each case sold separately during the applicable quarter. In the event that separate sales of ArterX and/or Other Products have not been made, such that the data required for the calculation set forth above is not available, the Net Sales for a Combination Product shall be determined by Parent in good faith, based upon the relative value of the Products and Other Products included in such Combination Product taking into account then available facts and circumstances, including, when available, data as to the sales price of distinct components of the Combination Product when sold separately, or, if the Other Product is not sold separately, the increased sales price of a Combination Product over ArterX.
“Neutral Auditor” has the meaning set forth in Section 2.9(e) of this Agreement.
“Non-Competition Agreements” has the meaning set forth in Section 7.8 of this Agreement.
“Non-consenting Company Stockholders” has the meaning set forth in Section 5.5(a) of this Agreement.
“Non-Ordinary Course Liability” has the meaning set forth in Section 5.2(b) of this Agreement.
“Note Obligations” shall mean the amounts owed as of the Effective Time pursuant to the convertible promissory notes issued pursuant to those certain Note Subscription Agreements dated on or after January 30, 2014 by and between the Company and each counterparty thereto.

“Notified Body” has the meaning set forth in Article 16 of Council Directive 93/42/EEC concerning medical devices.
“Objection Notice” has the meaning set forth in Section 2.9(d) of this Agreement.
“OFAC” has the meaning set forth in Section 3.30 of this Agreement.
“OFAC Sanctions” has the meaning set forth in Section 3.30 of this Agreement.
“OFAC Sanctioned Person” has the meaning set forth in Section 3.30 of this Agreement.
“Option Cash-Out Amount” has the meaning set forth in Section 2.3(a) of this Agreement.
“Order” means any decree, permanent injunction, order or similar action.
“Other Products” means all products in the Combination Product other than ArterX.
“Outstanding Shares” shall mean, without duplication, the sum of the total number of
(i) shares of Company Capital Stock outstanding as of the Effective Time, (ii) shares of Company Common Stock issuable upon exercise of the Company Options immediately prior to the Effective Time, and (iii) the shares of Company Capital Stock issuable upon exercise of the Company Warrants immediately prior to the Effective Time.
“Parent” has the meaning set forth in the introductory paragraph of this Agreement.
“Parent ESPP” has the meaning set forth in Section 6.7(b) of this Agreement.
“Parent FICA Taxes” shall mean fifty percent (50%) of any Taxes which arise under Section 3111(a) of the Code with respect to any bonuses, option cashouts or other compensatory payments payable at Closing in connection with the consummation of the transactions contemplated by this Agreement, whether payable by Parent, the Surviving Corporation, the Company or any of their Affiliates; provided however that Parent FICA Taxes shall not exceed $25,000 in the aggregate.
“Parent Indemnitees” mean the following Persons: (a) Parent; (b) Parent’s current and future Affiliates (including the Surviving Corporation); (c) the respective Representatives of the Persons referred to in clauses “(a)” and “(b)” above; and (d) the respective successors and assigns of the Persons referred to in clauses “(a),” “(b)” and “(c)” above.
“Parent Working Capital Schedule” has the meaning set forth in Section 2.9(b) of this Agreement.
“Parent Plan” has the meaning set forth in Section 6.7(a) of this Agreement.
“Parent Proposed Working Capital Amount” has the meaning set forth in Section 2.9(b) of this Agreement.

“Parent Subsidiary” means any Subsidiary of Parent.
“Payment Fund” has the meaning set forth in Section 2.5(a) of this Agreement.
“Paying Agent” means any bank or trust company appointed as agent by Parent and the Company to make the disbursements as contemplated under this Agreement.
“Per Share Adjustment Amount” shall mean (i) the amount payable under Section 2.9(f) of the Agreement, divided by (ii) the total number of Outstanding Shares at the Effective Time.
“Per Share Contingent Consideration” shall mean (i) with respect to Contingent Consideration which becomes payable within five (5) years of the Closing Date, (x) the applicable payment of Contingent Consideration less any unpaid Company Merger Costs, divided by (y) the total number of Outstanding Shares at the Effective Time, and (ii) with respect to Contingent Consideration which becomes payable at least five (5) years after the Closing Date, (x)(1) the applicable payment of Contingent Consideration less any unpaid Company Merger Costs minus (2) payments made with respect to such payment of Contingent Consideration pursuant to the Bonus Plan, divided by (y)(1) the total number of Outstanding Shares, minus (2) shares of Company Common Stock issuable upon exercise of the Company Options.
“Per Share Initial Consideration” shall mean (i) (x) the Initial Consideration, minus (y) the Series D Liquidation Preference Amount, plus (z) the aggregate exercise price of all Company Options and Common Stock Warrants outstanding at the Effective Time, divided by
(ii) the total number of Outstanding Shares at the Effective Time.
“Person” means any individual, Entity or Governmental Body.
“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or customer or account number, or any other piece of information that allows the identification of a natural person.
“[**]” means [**].
“[**] Sublicense” means that certain sublicense agreement between the Company and [**], dated August 22, 2005.
“Pre-Closing Period” has the meaning set forth in Section 5.1 of this Agreement.
“Product” means any product or service of the Company, including without limitation ArterX, and any product or service developed by or on behalf of Parent or its Affiliates the development, manufacture, use, sale, offer for sale of which is covered by any patent among the Company Intellectual Property or otherwise incorporates any Company Intellectual Property.
“Product Licenses” has the meaning set forth in Section 3.25(a) of this Agreement.

“Recommendation” has the meaning set forth in Section 5.5(b) of this Agreement.
“Registered IP” means all Intellectual Property Rights that are registered, filed, or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks and all applications for any of the foregoing.
“Regulatory Contingent Consideration” shall have the meaning set forth in Section 2.1(b) of this Agreement.
“Related Agreements” mean the Consulting Agreement, the Escrow Agreement, the General Releases, the Non-Competition Agreements, and any other documents or agreements executed in connection with this Agreement or the transactions contemplated hereby.
“Related Party” has the meaning set forth in Section 3.23 of this Agreement.
“Representatives” include a Person’s officers, directors, employees, agents, accountants, advisors, consultants and representatives.
“Required Company Stockholder Approval” shall mean approval of this Agreement and the transactions contemplated hereby by the affirmative vote of the holders of at least 90% of the issued and outstanding Company Capital Stock, including the Minimum Company Stockholder Approval, in form of a written consent, including a release by all holders of Company Capital Stock executing such written consent with respect to any and all claims such holders may have against the officers or directors of the Company and the Company related to the transactions contemplated under this Agreement.
“Required Company Technology” has the meaning set forth in Section 6.3(b) of this Agreement.
“Requisite Former Company Stockholders” has the meaning set forth in Section 11.1(a) of this Agreement.
“Resolution Period” has the meaning set forth in Section 2.9(d) of this Agreement.
“Response” has the meaning set forth in Section 10.6(b) of this Agreement.
“Revenue Measurement Period” has the meaning set forth in Section 2.1(b)(iii) of this Agreement.
“Sales Report” has the meaning set forth in Section 6.3(d).
“SDN List has the meaning set forth in Section 3.30 of this Agreement.
“Securityholders’ Representative” has the meaning set forth in the preamble of this Agreement.
“Securityholders’ Representative Agreement” has the meaning set forth in Section 11.1(a) of this Agreement.

“Securityholders’ Representative Proposed Working Capital” has the meaning set forth in Section 2.9(d) of this Agreement.
“Series C Side Letters” shall mean those certain side letters provided to certain of the holders of shares of Series C Preferred Stock, granting the right to purchase additional shares of Series C Preferred Stock, dated July 28, 2010, December 22, 2010, February 24, 2011 and March 29, 2011.
“Series C Warrant” means a warrant or other right, including a Series C Side Letter, to purchase shares of Series C Preferred Stock.
“Series D Liquidation Preference Amount” shall mean $[**] multiplied by the total number of shares of Company Series D Preferred Stock outstanding at the Effective Time.
“Shelf Life” has the meaning set forth in Section 3.25.
“Silicon Valley Bank Loan Facility” means the loan facility under that certain Loan and Security Agreement between the Company and Silicon Valley Bank, dated October 24, 2011, as amended.
“Subsidiary” Any Entity is deemed to be a “Subsidiary” of another Person if such Person directly or indirectly (a) has the power to direct the management or policies of such Entity or
(b) owns, beneficially or of record, (i) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (ii) at least 50% of the outstanding equity or financial interests of such Entity.
“Surviving Corporation” has the meaning set forth in Section 1.1 of this Agreement.
“Taxes” shall mean any and all taxes, charges, fees, duties, tariffs, contributions, levies or other similar assessments, deficiencies or liabilities in the nature of a tax, including, without limitation, income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, surtax, disability, estimated, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, premium, business license, business organization, environmental, workers compensation, payroll profits, severance, stamp, occupation, windfall profits, customs duties, franchise and other taxes of any kind, whatsoever imposed by any Governmental Body and any interest, fines, penalties, assessments or additions to tax imposed with respect to such items or any contest or dispute thereof and including any obligations to indemnify or otherwise assume or succeed to the tax liability of any Person.
“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule or attachment thereto and any supporting work papers, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax and including, for the avoidance of doubt, U.S. Department of the Treasury Form TD F 90-22.1 or successor thereof.
“Termination Date” has the meaning set forth in Section 9.1(f) of this Agreement.
“Transaction Payroll Taxes” means the employer portion of any employment or payroll Taxes with respect to any bonuses, option cashouts or other compensatory payments, payable at Closing, in connection with the consummation of the transactions contemplated by this Agreement, other than the Parent FICA Taxes, whether payable by Parent, the Surviving Corporation, the Company or any of their Affiliates.
“U.S. Person” has the meaning set forth in Section 3.30 of this Agreement.
“User Data” means any Personal Data or other data or information collected by or on behalf of the Company from users of the Company’s products or website.
“Warrant Cash-Out Amount” has the meaning set forth in Section 2.3(b) of this Agreement.
“Working Capital” means Current Assets minus Current Liabilities.
“Working Capital Deficit Amount” is the amount by which the Working Capital Target exceeds the Estimated Working Capital Amount.
“Working Capital Surplus Amount” is the amount by which the Estimated Working Capital Amount exceeds the Working Capital Target.
“Working Capital Target” means $[**].